Exhibit 99.1

BRF – BRASIL FOODS S.A.

115,000,000 Common Shares
Including Common Shares in the Form of American Depositary Shares

INTERNATIONAL UNDERWRITING AGREEMENT

July 21, 2009

BRF – Brasil Foods S.A.
760 Av. Escola Politécnica
Jaguaré, 05350-901
São Paulo, SP
Brazil

Ladies and Gentlemen:

1.          Introductory.  BRF – Brasil Foods S.A. (formerly named Perdigão S.A.), a Brazilian sociedade anônima (corporation) (the “Company”), proposes to issue and sell to UBS Securities LLC (“UBS”), J.P. Morgan Securities Inc. and Santander Investment Securities Inc. (collectively, the “Representatives”), on behalf of and acting as representatives of the several Underwriters identified in Schedule A hereto (each an “Underwriter”), pursuant to this Agreement (the “Agreement”) 12,313,800 common shares, without par value, of the Company in the form of American Depositary Shares (“ADSs”), each ADS representing two common shares of the Company (such common shares, in the form of ADSs, being hereinafter referred to as the “Offered ADSs”).

The Offered ADSs will be evidenced by American Depositary Receipts (“ADRs”) issued pursuant to an Amended and Restated Deposit Agreement, dated as of July 6, 2009 (the “Deposit Agreement”), among the Company, The Bank of New York Mellon, as depositary (the “Depositary”), and the owners and beneficial owners of ADRs issued thereunder, as amended by the form of American Depositary Receipt (the “Amended Form of ADR”) filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on July 9, 2009 pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended (the “Securities Act”).  The common shares, without par value, of the Company represented by the Offered ADSs are hereinafter referred to as the “Underlying Shares.”

The Company is concurrently entering into an agreement (the “Brazilian Underwriting Agreement”), dated the date hereof, providing for the sale by the Company of an aggregate of 102,686,200 common shares, without par value, of the Company (the “Firm Shares”) through arrangements with certain Brazilian underwriters named in that agreement (the “Brazilian Underwriters”). The Brazilian Underwriting Agreement provides for an option of the Brazilian Underwriters to cause the Company to sell an aggregate of not more than 17,250,000 additional common shares, without par value, of the Company (the “Optional Shares” and, together with the Firm Shares, the “Offered Shares”).  The Offered Shares and the Underlying Shares are referred to collectively herein as the “Common Shares”.

It is understood that the Underwriters, acting as placement agents, intend to offer Firm Shares outside Brazil subject to the terms and conditions stated in this Agreement. Common Shares purchased by U.S. investors will be placed outside the United States by the Brazilian Underwriters, settled in Brazil and paid for in Brazilian reais, and their offer is being underwritten by the Brazilian Underwriters pursuant to the Brazilian Underwriting Agreement.  U.S. investors purchasing common shares must be authorized to invest in Brazilian securities under the requirements established by the Conselho Monetário Nacional (the “Brazilian National Monetary Council”) and the Comissão de Valores Mobiliários (the “Brazilian Securities Commission”).

The Company hereby appoints BB Securities Limited to act as its placement agent for the placement of common shares outside the United States and Brazil and hereby appoints Raymond James & Associates, Inc. as placement agent for the placement of common shares and ADSs outside Brazil.  The parties hereto hereby agree that the benefits of the representations and warranties, agreements and indemnification provisions set forth in Sections 2, 5, and 8, respectively, shall inure to the benefit of BB Securities Limited and Raymond James & Associates, Inc. as placement agents.

The offering of the Offered ADSs and the offering of the Offered Shares to persons outside Brazil are referred to collectively herein as the “International Offering”.  The offering of Offered Shares to persons in Brazil is referred to herein as the “Brazilian Offering”.  The International Offering and the Brazilian Offering are referred to collectively herein as the “Global Offering”.

The several Underwriters and the Brazilian Underwriters are, simultaneously herewith, entering into an Intersyndicate Agreement among their respective syndicates, dated the date hereof, which provides for, among other things, the transfer of Offered Shares and Underlying Shares between the two syndicates for the purpose of resale.

Perdigão S.A. entered into a merger agreement, dated May 19, 2009 (the “Merger Agreement”), with Sadia S.A. (“Sadia”) pursuant to which the shares issued by Sadia will be merged with and into the Company.

The Company hereby agrees with the Underwriters as follows:

2.          Representations and Warranties of the Company and Sadia.

(i) The Company represents and warrants to, and agrees with, the several Underwriters that:

(a)           The Company has filed with the Commission an “automatic shelf registration statement” (as defined in Rule 405 under the Securities Act) on Form F-3 (No. 333-160506), including a related prospectus or prospectuses, relating to the Common Shares, including the Underlying Shares, which has become effective under the Securities Act.  “Registration Statement” means, at any particular time, such registration statement in the form then filed with the Commission, including any amendment thereto, any document incorporated by reference therein and all 430B Information with respect to such registration statement, that in any case has not been superseded or modified.  “Registration Statement” means, when used without reference to a particular time, the Registration Statement as of the Effective Time.  For purposes of this definition, 430B Information shall be considered to be included in the Registration Statement as of the time specified in Rule 430B.

For purposes of this Agreement:

“430B Information” means information included in a prospectus then deemed to be a part of the Registration Statement pursuant to Rule 430B(e) or retroactively deemed to be a part of the Registration Statement pursuant to Rule 430B(f).

“Applicable Time” means 5:00 pm (New York time) on the date of this Agreement.

“Closing Date” has the meaning defined in Section 3 hereof.

“Commission” means the U.S. Securities and Exchange Commission.

“Effective Time” means, with respect to the Registration Statement relating to the Common Shares, including the Underlying Shares, the time of the first contract of sale for the Common Shares, including the Underlying Shares,.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Final Prospectus” means the Statutory Prospectus that discloses the public offering price, other 430B Information and other final terms of the Common Shares, including the Underlying Shares, and otherwise satisfies the requirements of Section 10(a) of the Securities Act.

“General Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being so specified in Schedule B to this Agreement.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433, relating to the Common Shares, including the Underlying Shares, in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Limited Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not a General Use Issuer Free Writing Prospectus.

“Rules and Regulations” means the rules and regulations of the Commission.

“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securities Laws” means, collectively, the Securities Act, the Exchange Act, the Rules and Regulations, the Sarbanes-Oxley Act the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in the Sarbanes-Oxley Act) promulgated or approved by the Public Company Accounting Oversight Board and the rules of the New York Stock Exchange.

“Statutory Prospectus” means, at any particular time, the prospectus relating to the Common Shares, including the Underlying Shares, that is included in the Registration Statement immediately prior to that time, including all 430B Information with respect to the Registration Statement.  For purposes of the foregoing definition, 430B Information shall be considered to be included in the Statutory Prospectus only as of the actual time that form of prospectus (including a prospectus supplement) is filed with the Commission pursuant to Rule 424(b) and not retroactively.

Unless otherwise specified, any reference herein to a “Rule” is to the specified rule under the Securities Act.

(b)           (i) (A) At the time the Registration Statement initially became effective, (B) at the time of each amendment thereto for the purposes of complying with Section 10(a)(3) of the Securities Act (whether by post-effective amendment, document incorporated by reference therein or form of prospectus), (C) at the Effective Time relating to the Offered ADSs, including the Underlying Shares, and (D) on the

Closing Date, the Registration Statement conformed and will conform in all material respects to the requirements of the Securities Act and the Rules and Regulations and did not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and (ii) (A) on its date, (B) at the time of filing of the Final Prospectus pursuant to Rule 424(b) and (C) on the Closing Date, the Final Prospectus will conform in all material respects to the requirements of the Securities Act and the Rules and Regulations, and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The preceding sentence does not apply to statements in or omissions from any such document based upon written information furnished to the Company by any Underwriter through the Representatives specifically for use therein (it being understood and agreed that the only such information is that described as such in Section 8(c) hereof).

(c)           (i) (A)  At the time of initial filing of the Registration Statement, (B) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Securities Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), and (C) at the time the Company or any person acting on its behalf (within the meaning, for this clause (C) only, of Rule 163(c)) made any offer relating to the Common Shares, including the Underlying Shares, in reliance on the exemption of Rule 163, the Company was a “well known seasoned issuer” as defined in Rule 405, including not having been an “ineligible issuer” as defined in Rule 405, including (x) the Company or any other subsidiary in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 and (y) the Company in the preceding three years not having been the subject of a bankruptcy petition or insolvency or similar proceeding, not having had a registration statement be the subject of a proceeding under Section 8 of the Securities Act and not being the subject of a proceeding under Section 8A of the Securities Act in connection with the offering of the Offered ADSs and Offered Shares, all as described in Rule 405.

(i) The Company has not received from the Commission any notice pursuant to Rule 401(g)(2) objecting to use of the automatic shelf registration statement form.  If at any time when Common Shares, including Underlying Shares, remain unsold by the Underwriters the Company receives from the Commission a notice pursuant to Rule 401(g)(2) or otherwise ceases to be eligible to use the automatic shelf registration statement form, the Company will (A) promptly notify the

Representatives, (B) promptly file a new registration statement or post-effective amendment on the proper form relating to the Common Shares, including the Underlying Shares, in a form satisfactory to the Representatives, (C) use its reasonable best efforts to cause such registration statement or post-effective amendment to be declared effective as soon as practicable, and (D) promptly notify the Representatives of such effectiveness.  The Company will take all other action necessary or appropriate to permit the public offering and sale of the Offered ADSs and Offered Shares to continue as contemplated in the registration statement that was the subject of the Rule 401(g)(2) notice or for which the Company has otherwise become ineligible.  References herein to the Registration Statement shall include such new registration statement or post-effective amendment, as the case may be.

(ii)  The Company has paid or shall pay the required Commission filing fees relating to the Offered ADSs and Offered Shares, within the time required by Rule 456(b)(1) without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r).

(d)           As of the Applicable Time, neither (i) the General Use Issuer Free Writing Prospectus(es) issued at or prior to the Applicable Time, the preliminary prospectus, dated July 10, 2009 (which is the most recent Statutory Prospectus distributed to investors generally) and the price to the public on the cover page of the Prospectus and any other free writing prospectus or other information that the parties hereto shall hereafter expressly agree in writing to treat as part of the general disclosure package (collectively, the “General Disclosure Package”), nor (ii) any individual Limited Use Issuer Free Writing Prospectus, when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The preceding sentence does not apply to statements in or omissions from any prospectus included in the Registration Statement or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein (it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 8(c) hereof).

(e)           Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Offered ADSs and the Offered Shares or until any earlier date that the Company notified or notifies the Representatives as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement as of such time.  If at any time following the issuance of an Issuer Free Writing Prospectus through the completion of the public offer and sale of the Offered ADSs and the Offered Shares there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information then contained in the Registration Statement or, when considered together with the General Disclosure Package, included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, (i) the Company has promptly notified or will promptly notify the Representatives and (ii) the Company has promptly amended or will promptly amend or supplement such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.  The immediately preceding two sentences do not apply to statements in or omissions from any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein (it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 8(c) hereof).

(f)            (i) A registration statement (No. 333-160191) in respect of the ADSs on Form F-6 has become effective pursuant to the Rules and Regulations (such registration statement, including all exhibits thereto, as amended by the Amended Form of ADR, being hereinafter referred to as the “F-6 Registration Statement”); (ii) no stop order suspending the effectiveness of the F-6 Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the best of the Company’s knowledge, threatened by the Commission; (iii) the F-6 Registration Statement complies and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable Rules and Regulations; and (iv) the F-6 Registration Statement, when it became effective, did not contain and, as amended or  supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading.

(g)           The Company has been duly incorporated and is validly existing as a sociedade anônima (corporation) under the laws of the Federative Republic of Brazil (“Brazil”), with power and authority (corporate and other) to own its properties and conduct its business as described in the General Disclosure Package; and the Company is duly qualified to do business as a foreign corporation in good standing (to the extent applicable) in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification, except for any failures to be so qualified that would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), business, properties, results of operations or prospects of the Company and its subsidiaries taken as a whole (a “Material Adverse Effect”).

(h)           The Company has an authorized capitalization as set forth in the General Disclosure Package; the Underlying Shares and all other outstanding shares of share capital of the Company have been duly authorized; all outstanding shares of the Company have been validly issued and are fully paid and non-assessable, and, when the Offered ADSs and the Offered Shares have been delivered and paid for in accordance with this Agreement on each Closing Date, the Common Shares will have been validly issued, fully paid and nonassessable and will conform to the description thereof contained in the General Disclosure Package.  No holder of the Common Shares will be subject to personal liability by reason of being such a holder.  Except as set forth in the General Disclosure Package, there are no outstanding warrants or options issued by the Company or any of the subsidiaries of the Company identified on Schedule C hereto (each, a “Significant Subsidiary”) to purchase any shares of share capital of the Company or any security convertible into or exchangeable for share capital of the Company, and, except for statutory preemptive rights set forth in the Brazilian Corporation Law or as provided in the shareholders’ agreements referred to, or as otherwise set forth, in the General Disclosure Package, (i) there are no preemptive or other rights to subscribe for or to purchase from the Company or any of its Significant Subsidiaries and (ii) no restrictions upon the voting or transfer of, any shares of share capital of the Company (including, without limitation, the Underlying Shares) pursuant to the Company’s by-laws, any Brazilian law or any rule, regulation or order of any Brazilian governmental agency or body or court, or any agreement or other instrument to which the Company or any of its Significant Subsidiaries is a party or by which it is bound.

(i)            Each Significant Subsidiary of the Company has been duly incorporated or organized and is validly existing as a corporation or another business entity in good standing (to the extent applicable) under the laws of the jurisdiction of its incorporation or organization, with power and authority (corporate and other) to own its properties and conduct its business as described in the General Disclosure Package; each Significant Subsidiary of the Company is duly qualified to do business as a foreign corporation in good standing (to the extent applicable) in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification, except for any failures to be so qualified that, individually or in the aggregate, would not have a Material Adverse Effect; all of the issued and outstanding share capital of each Significant Subsidiary has been duly authorized and validly issued and is fully paid and nonassessable; and, except as disclosed in the General Disclosure Package, the share capital of each Significant Subsidiary owned by the Company, directly or through subsidiaries, is owned free from liens, encumbrances and defects.  The subsidiaries listed in Exhibit 21.1 of the Registration Statement constitute all of the subsidiaries of the Company, other than Sadia or any subsidiary thereof.

(j)            Except as disclosed in the General Disclosure Package, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with this offering.

(k)           There are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the securities registered pursuant to a Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Company under the Securities Act.

(l)            This Agreement and the Brazilian Underwriting Agreement have been duly authorized, executed and delivered by the Company.

(m)          The Deposit Agreement has been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery thereof by the Depositary, constitutes a valid and legally binding agreement of the Company enforceable in accordance with its terms, except as enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws of general application relating to or affecting creditors’ rights and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).  Upon execution and delivery by the Depositary of the ADRs evidencing the Offered ADSs against deposit of the Underlying Shares in respect thereof in accordance with the provisions of the Deposit Agreement and upon payment by the Underwriters for the Offered ADSs evidenced thereby in accordance with the provisions of this Agreement, such Offered ADSs evidenced by such ADRs will be duly and validly issued, and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement.  The Deposit Agreement and the Offered ADSs conform in all material respects to the descriptions thereof contained in the General Disclosure Package.  Except as disclosed in the Prospectus, there are no limitations on the rights of holders of Common Shares, Offered ADSs or ADRs evidencing the Offered ADSs to hold or vote or transfer their respective securities.

(n)           No consent, approval, authorization, or order of, or filing with, any Brazilian, U.S. or other governmental agency or body or court or stock exchange is required, and no other action or thing is required to be taken, fulfilled or done, for the consummation of the transactions contemplated by this Agreement or the Brazilian Underwriting Agreement in connection with the issuance or sale of the Common Shares by the Company and the Offered ADSs pursuant to the Deposit Agreement, except for (i) such as have been obtained and made under the Securities Act and the Exchange Act, (ii) the approvals by the Brazilian Securities Commission, the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros  (the Brazilian Securities, Commodities and Futures Exchange, or “BM&FBOVESPA”) and the Associação Nacional dos Bancos de Investimento – ANBID (“ANBID”) of the offering of the Underlying Shares and the Offered Shares as contemplated by this Agreement and the Brazilian Underwriting Agreement, which have been obtained and remain in full force and effect or will be obtained prior to each Closing Date; (iii) the approval by the NYSE of the supplemental listing of the Offered ADSs on the NYSE, which has been obtained and remains in full force and effect; (iv) such as have been obtained under the laws and regulations of jurisdictions outside the United States and Brazil in which the Offered ADSs or the Offered Shares are offered; or (v) such as may be required under state securities or “Blue Sky” laws in the United States.

(o)           Except as disclosed in the General Disclosure Package, no approvals are currently required in Brazil in order for the Company to pay dividends, interest on shareholders’ equity or other distributions declared by the Company to the holders of Common Shares, including the Depositary; and, except as disclosed in the General Disclosure Package, under current laws and regulations of Brazil and any political subdivision thereof, any amounts payable with respect to the Common Shares upon liquidation of the Company or upon redemption thereof and dividends, interest on shareholders’ equity and other distributions declared and payable on the Common Shares may be paid by the Company to the Depositary in Brazilian reais that may be converted into foreign currency and freely transferred out of Brazil, as long as the investment in respect of the applicable Common Shares is registered with the Banco Central do Brasil (the “Central Bank”).  Except as disclosed in the General Disclosure Package, no such payments made to holders thereof or therein who are non-residents of Brazil are subject to income, withholding or other taxes under laws and regulations of Brazil or any political subdivision or taxing authority thereof or therein, and except as disclosed in the General Disclosure Package, such payments will otherwise be free and clear of any other tax, duty, withholding or deduction in Brazil or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in Brazil or any political subdivision or taxing authority thereof or therein, as long as the investment in respect of the applicable Common Shares is registered with the Central Bank.

(p)           The execution, delivery and performance of this Agreement, the Deposit Agreement and the Brazilian Underwriting Agreement and the issuance and sale of the Offered ADSs (including the Underlying Shares) and the Offered Shares will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, (i) any Brazilian, U.S. or other statute or any rule, regulation or order of any Brazilian, U.S. or other governmental agency or body or court or stock exchange having jurisdiction over the Company or any subsidiary of the Company or any of their respective properties, (ii) any agreement or instrument to which the Company or any Significant Subsidiary is a party or by which the Company or any such Significant Subsidiary is bound or to which any of the respective properties of the Company or any such Significant Subsidiary is subject or (iii) the by-laws or equivalent constitutive documents of the Company or any subsidiary, except, in case of clause (ii), for any such breach, default or violation that would not, individually or in the aggregate, have a Material Adverse Effect; and the Company has full power and authority to authorize, issue and sell the Underlying Shares and the Offered Shares as contemplated by this Agreement and the Brazilian Underwriting Agreement.

(q)           Except as disclosed in the General Disclosure Package, the Company and its subsidiaries have good and marketable title to all material real properties and all material other properties and assets owned by them, in each case free from liens, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or proposed to be made thereof by them; and except as disclosed in the General Disclosure Package, the Company and its subsidiaries hold any material leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or proposed to be made thereof by them.

(r)            Except as disclosed in the General Disclosure Package, the Company and its subsidiaries possess adequate licenses, certificates, authorizations or permits issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by them, except as would not, individually or in the aggregate, have a Material Adverse Effect, and the Company and its subsidiaries have not received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit that, if determined adversely to the Company or any of its subsidiaries, would, individually or in the aggregate, have a Material Adverse Effect.

(s)           Except as disclosed in the General Disclosure Package, no labor dispute with the employees of the Company or any subsidiary exists or, to the best of the Company’s knowledge, is imminent that would, individually or in the aggregate, have a Material Adverse Effect.

(t)            The Company and its subsidiaries own, possess or can acquire on reasonable terms, adequate trademarks, trade names and other rights to inventions, know-how, patents, copyrights, confidential information and other intellectual property (collectively, “intellectual property rights”) necessary to conduct the business now operated by them, or as described in the General Disclosure Package, and have not received any notice of infringement of or conflict with asserted rights of others with respect to any intellectual property rights that, if determined adversely to the Company or any of its subsidiaries, would, individually or in the aggregate, have a Material Adverse Effect.

(u)           Except as disclosed in the General Disclosure Package, neither the Company nor any of its subsidiaries is in violation of any statute, any rule, regulation, decision or order of any governmental agency or body or any court, Brazilian or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “environmental laws”), owns or operates any real property contaminated with any substance that is subject to any environmental laws, is liable for any off-site disposal or contamination pursuant to any environmental laws, or is subject to any claim relating to any environmental laws, which violation, contamination, liability or claim would, individually or in the aggregate, have a Material Adverse Effect; and the Company is not aware of any pending investigation which might lead to such a claim.

(v)           Neither the Company nor any of its Significant Subsidiaries is in (i) violation of its by-laws or equivalent constitutive documents, (ii) default, and no event has occurred which, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its properties or assets is subject or (iii) violation in any material respect of any Brazilian, U.S. and other law, regulation or court decree to which it or its property or assets may be subject or has failed to obtain any material license, permit, certificate, franchise or other Brazilian, U.S. and other governmental authorization or permit necessary to the ownership of its property or to the conduct of its business as described in the General Disclosure Package, except, in the case of clause (ii), as disclosed in the General Disclosure Package or where any such breach or default would not, individually or in the aggregate, have a Material Adverse Effect.

(w)          Except as disclosed in the General Disclosure Package, there are no pending legal or governmental actions, suits or proceedings against or affecting the Company, any of its subsidiaries or any of their respective properties that, if determined adversely to the Company or any of its subsidiaries, would, individually or in the aggregate, have a Material Adverse Effect, or would materially and adversely affect the ability of the Company to perform its obligations under this Agreement, the Deposit Agreement or the Brazilian Underwriting Agreement; and, to the best of the Company’s knowledge, no such actions, suits or proceedings are threatened.

(x)            KPMG Auditores Independentes, the Company’s independent registered public accounting firm, which have certified certain consolidated financial statements of the Company and whose reports appear in the General Disclosure Package, are independent public accountants in accordance with the accounting standards established by the Conselho Federal de Contabilidade (Brazilian Federal Accounting Council) and an independent registered public accounting firm as required by the Securities Act and the Rules and Regulations.

(y)           Ernst & Young Auditores Independentes S.S., which have certified certain consolidated financial statements of the Company and whose reports appear in the General Disclosure Package, are independent public accountants in accordance with the accounting standards established by the Conselho Federal de Contabilidade (Brazilian Federal Accounting Council) and an independent registered public accounting firm as required by the Securities Act and the Rules and Regulations.

(z)            The consolidated financial statements of the Company included in each Registration Statement and the General Disclosure Package present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of the dates shown and their results of operations and cash flows for the periods shown; such consolidated financial statements have been prepared in conformity with Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01 and Brazilian Law No. 11,638/07, the rules and regulations of the Brazilian Securities Commission and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil — IBRACON (Brazilian Institute of Independent Accountants) (“Brazilian GAAP”) applied on a consistent basis, except as expressly stated therein; and the financial information of the Company included in the General Disclosure Package that is described as having been prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) presents fairly, in all material respects, the financial position and results of operations of the Company and its subsidiaries for the periods specified therein on the basis set forth in the General Disclosure Package, and such financial information has been prepared in conformity with U.S. GAAP applied on a consistent basis, except as expressly stated therein.

(aa)         The pro forma financial information, together with the related notes, included in the General Disclosure Package has been prepared in accordance with the applicable rules and regulations of the Commission in all material respects; the assumptions underlying such pro forma financial information are reasonable and are set forth in the General Disclosure Package; and the adjustments used with respect to such pro forma financial information are appropriate in all material respects to give effect to the transactions or matters referred to therein.

(bb)         Except as disclosed in the General Disclosure Package, since the date of the latest audited consolidated financial statements of the Company included in the General Disclosure Package (i) there has been neither any material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or other), business, properties, results of operations or prospects of the Company and its subsidiaries taken as a whole; (ii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its share capital since the date of the latest audited consolidated financial statements included in the General Disclosure Package and (iii) neither of the Company nor any of its subsidiaries has sustained any loss or interference with its respective business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, except where such loss or interference would not, individually or in the aggregate, have a Material Adverse Effect.

(cc)         The Company, its Significant Subsidiaries and the Company’s obligations under this Agreement are subject to civil and commercial law and to suit, and neither the Company, nor its Significant Subsidiaries, nor any of its or their properties or assets has any right of immunity, on any grounds, from any action, suit or proceeding, from the giving of any relief in any such action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Brazilian or U.S. federal or New York state court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or from other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter arising out of or relating to this Agreement.

(dd)         The Company and its subsidiaries (i) make and keep books and records that are accurate in all material respects and (ii) maintain internal accounting controls that provide reasonable assurance that (A) transactions are executed in accordance with management’s authorization,

(B) transactions are recorded as necessary to permit preparation of their financial statements in accordance with Brazilian GAAP and to maintain accountability for their assets, (C) access to their assets is permitted only in accordance with management’s authorization and (D) the reported accountability for their assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to the differences.

(ee)         The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 and 15d-l4 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Chief Executive Officer and its Chief Financial Officer by others within those entities, and such disclosure controls and procedures are effective to perform the functions for which they were established; the Company’s independent registered public accounting firms and the Company’s Fiscal Council and Board of Directors have been advised of: (i) all significant deficiencies, if any, in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data; and (ii) all fraud, if any, whether or not material, that involves the respective management or other employees who have a role in the Company’s internal controls; all material weaknesses, if any, in internal controls have been identified to the Company’s independent registered public accounting firms; since the date of the most recent evaluation of such disclosure controls and procedures and internal controls, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses; the principal executive officers (or their equivalents) and principal financial officers (or their equivalents) of the Company have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the Commission, and the statements contained in each such certification are complete and correct; the Company and its subsidiaries and each of the Company’s directors and officers are each in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act and the rules and regulations of the Commission and the New York Stock Exchange promulgated thereunder;

(ff)           The statistical and market-related data included in the General Disclosure Package are based on or derived from sources that the Company believes to be reliable and accurate in all material respects.

(gg)         Neither the Company nor any of its subsidiaries nor any of their respective directors, officers, affiliates or controlling persons has taken, directly or indirectly, any action designed, or which has constituted or might reasonably be expected to cause or result in, under the Exchange Act or otherwise, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered ADSs or the Offered Shares, except for stabilization activities to be carried out by UBS Pactual Corretora de Títulos e Valores Mobiliários S.A. in Brazil pursuant to the Contrato de Prestação de Serviços de Estabilização de Preço de Ações Ordinárias de Emissão de BRF – Brasil Foods S.A., dated the date hereof (the “Stabilization Agreement”).

(hh)         To the best of the Company’s knowledge after due inquiry, there are no affiliations or associations between any member of the U.S. Financial Industry Regulatory Authority (“FINRA”) and any of the Company’s officers, directors or 5% or greater securityholders, except as set forth in the Registration Statement and the Prospectus.

(ii)           The Company has the power to submit, and pursuant to Section 17 of this Agreement has legally, validly, effectively and irrevocably submitted, to the jurisdiction of any state court of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York and to the waiver of jury provisions therein, and has the power to designate, appoint and empower, and pursuant to Section 17 of this Agreement, has legally, validly and effectively designated, appointed and empowered the Authorized Agent (as defined herein) for service of process in any suit or proceeding based on or arising under this Agreement in any state court of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York.

(jj)           Except as disclosed in the General Disclosure Package, the Company and its subsidiaries have filed all tax returns required to have been filed by them or appropriate extensions for such filings have been obtained as required by applicable Brazilian and other laws and regulations, and have paid all taxes due and payable by any of them and all assessments and other governmental charges or levies made against them, except such taxes, assessments, governmental charges or levies as are not yet due or are being contested in good faith or where the failure to file such returns or pay such taxes, assessments, governmental charges or levies would not, individually or in the aggregate, have a Material Adverse Effect; and to the best of the Company’s knowledge, there is no material proposed tax deficiency, assessment, charge or levy against the Company or any of its subsidiaries as to which a reserve would be required to be established under Brazilian GAAP that has not been so reserved or that should be disclosed in the General Disclosure Package that has not been so disclosed.

(kk)         The Company and each of its subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as is adequate for the conduct of their respective businesses and the value of their respective properties and as is customary for companies engaged in similar businesses in similar industries in Brazil.

(ll)           The Company is not an open-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), nor is it a closed-end investment company required to be registered, but not registered, thereunder; and the Company is not and, after giving effect to the offering and sale of the Offered ADSs and the Offered Shares and the application of the proceeds thereof as described in the General Disclosure Package, will not be an “investment company” as defined in the Investment Company Act.

(mm)       After giving effect to the offering and sale of the Offered ADSs and the Offered Shares and the application of the proceeds thereof as described in the General Disclosure Package, the Company does not expect to be a “passive foreign investment company” as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, for the taxable year ended December 31, 2009, and the Company does not expect to become a passive foreign investment company in the future.

(nn)         Except as disclosed in the General Disclosure Package, no material indebtedness (actual or contingent) and no contract or arrangement material to the Company is outstanding between the Company and any director or executive officer of the Company or any person connected with such director or executive officer (including his/her spouse, infant children or any company or undertaking in which he/she holds a controlling interest).  There are no relationships or transactions between the Company, on the one hand, and its affiliates, officers and directors or their shareholders, customers or suppliers, on the other hand, that, although required to be disclosed, are not disclosed in the General Disclosure Package.

(oo)         The Offered ADSs, as of the Closing Date, will be approved for listing on The New York Stock Exchange, subject to notice of issuance, and the Offered Shares have been approved for listing on the BM&FBOVESPA.  The Offered ADSs will, as of the Closing Date, have been accepted for settlement through the facilities of The Depository Trust Company.

(pp)         Except as set forth in the General Disclosure Package, no stamp, issue, registration, documentary or other similar taxes and duties, including interest and penalties, are payable in Brazil on or in connection with the issuance and sale of the Underlying Shares by the Company and the Offered ADSs pursuant to the Deposit Agreement, the issuance and sale of the Offered Shares by the Company or the execution and delivery of this Agreement or the Brazilian Underwriting Agreement other than (i) an administrative fee (taxa de fiscalização) payable to the Brazilian Securities Commission, (ii) a fee payable to the Companhia Brasileira de Liquidação e Custódia and (iii) a fee payable to ANBID.

(qq)         The choice of laws of the State of New York as the governing law of this Agreement and the Deposit Agreement is a valid choice of law under the laws of Brazil and will be honored by the courts of Brazil; provided, however, that these laws as interpreted are not found to contravene Brazilian national sovereignty, good morals or public policy.  The submission by the Company to the jurisdiction of the U.S. federal or New York state courts identified in Section 17 of this Agreement constitute valid and legally binding obligations of the Company, and service of process effected in the manner set forth in this Agreement, assuming validity under the laws of the State of New York, will be effective, insofar as Brazilian law is concerned, to confer valid personal jurisdiction over the Company.

(rr)           Neither the Company nor any of its Significant Subsidiaries, nor, to the best of the Company’s knowledge, any director, officer, employee, authorized agent or other person acting on behalf of the Company or any of its Significant Subsidiaries has violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any equivalent provision of Brazilian law or otherwise made any direct or indirect unlawful payment to any Brazilian or foreign government official or employee from corporate funds under U.S. or Brazilian law.

(ss)         The Company is subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act, files reports with the Commission on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) System and has timely filed all reports required to be filed by them pursuant thereto and thereon for purposes of being eligible to use Form F-3 in connection with the International Offering.

(tt)           The Company has not sold or issued any shares of its share capital during the six-month period preceding the date hereof, including any sales pursuant to Rule 144A under, or under Regulation D or Regulation S of, the Securities Act.

(uu)         There are no contracts or documents that are required to be described in the General Disclosure Package or to be filed as exhibits to the Registration Statement that have not been so described in all material respects or filed as required.

(vv)         No forward-looking statement (with the meaning to Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in the General Disclosure Package has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(ww)       Neither of the Company nor any of its subsidiaries has sent or received any communication regarding termination of, or intent not to renew, any of the contracts or agreements referred to or described in, or filed as an exhibit to, the Registration Statement, and no such termination or non-renewal has been threatened by the Company or any subsidiary or, to the best of the Company’s knowledge, any other party to any such contract or agreement, except where such termination or non-renewal would not, individually or in the aggregate, have a Material Adverse Effect.

(xx)          The Company and each of its Significant Subsidiaries are in compliance, in all material respects, with applicable Brazilian and U.S. anti-terrorism and anti-money laundering rules and regulations, including Title III of the USA Patriot Act and the regulations promulgated thereunder.

Notwithstanding any provision of the foregoing representations and warranties or any other provisions of this Agreement to the contrary, it is understood and agreed that, in giving or making such representations and warranties with respect to Sadia and its subsidiaries, the Company is doing so solely based upon its knowledge.

(ii)          Sadia represents and warrants to, and agrees with, the several Underwriters that:

(a)           The Registration Statement did not, as of the Effective Time, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; as of the Applicable Time, the General Disclosure Package did not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; at no time during the period that begins on the date the Prospectus is filed with the Commission and ends at the later of the time of purchase, the latest additional time of purchase, if any, and the end of the period during which a prospectus is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with any sale of Offered Shares or Offered ADSs, did or will the Prospectus, as then amended or supplemented, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations or warranties of Sadia in this Section 2(ii)(a) with respect to any statement contained in the Registration Statement, the General Disclosure Package or the Prospectus or any Issuer Free Writing Prospectus shall be limited to information contained in the the Annual Report on Form 20-F of Sadia for the year ended December 31, 2008, as filed with the Commission on June 30, 2009 (the “Sadia 2008 Annual Report on Form 20-F”) or information furnished by Sadia to the Company for inclusion in the Company’s second Report on Form 6-K furnished to the Commission on July 10, 2009, which is incorporated by reference in the Registration Statement, specifically (i) Sadia’s financial information and related Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the quarters ended March 31, 2009 and 2008, (ii) Sadia’s operating data as of and for the quarters ended March 31, 2009 and 2008 and (iii) Sadia’s historical financial information included under the caption “Unaudited Pro Forma Financial Information”, (collectively, the “Sadia 6-K Information”).

(b)           Sadia has been duly incorporated and is validly existing as a sociedade anônima (corporation) under the laws of Brazil, with power and authority (corporate and other) to own its properties and conduct its business as described in the General Disclosure Package; and Sadia is duly qualified to do business as a foreign corporation in good standing (to the extent applicable) in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification, except for failures to be so qualified that would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), business, properties, results of operations or prospects of Sadia and its subsidiaries, taken as a whole (a “Sadia Material Adverse Effect”).

(c)           Sadia has an authorized capitalization as set forth in the General Disclosure Package; the outstanding shares of share capital of Sadia have been duly authorized; and all outstanding shares of Sadia are validly issued, fully paid and nonassessable and conform to the description thereof contained in the General Disclosure Package.

(d)           Each subsidiary of Sadia identified on Schedule C hereto (each, a “Sadia Significant Subsidiary”) has been duly incorporated or organized and is validly existing as a corporation or another business entity in good standing (to the extent applicable) under the laws of the jurisdiction of its incorporation or organization, with power and authority (corporate and other) to own its properties and conduct its business as described in the General Disclosure Package; each Sadia Significant Subsidiary is duly qualified to do business as a foreign corporation in good standing (to the extent applicable) in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification, except for any failures to be so qualified that would not, individually or in the aggregate, have a Sadia Material Adverse Effect; all of the issued and outstanding share capital of each Sadia Significant Subsidiary has been duly authorized and validly issued and is fully paid and nonassessable; and, except as disclosed in the General Disclosure Package, the share capital of each Sadia Significant Subsidiary owned by Sadia, directly or through subsidiaries, is owned free from liens, encumbrances and defects.

(e)           This Agreement and the Brazilian Underwriting Agreement have been duly authorized, executed and delivered by Sadia.

(f)            The execution, delivery and performance by Sadia of this Agreement and the Brazilian Underwriting Agreement will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, (i) any Brazilian, U.S. or other statute or any rule, regulation or order of any Brazilian, U.S. or other governmental agency or body or court or stock exchange having jurisdiction over Sadia or any subsidiary of Sadia or any of their respective properties, (ii) any agreement or instrument to which Sadia or any Sadia Significant Subsidiary is a party or by which Sadia or any such Sadia Significant Subsidiary is bound or to which any of the respective properties of Sadia or any such Sadia Significant Subsidiary is subject or (iii) the by-laws or equivalent constitutive documents of Sadia or any subsidiary, except, in case of clause (ii), where any such breach, default or violation would not, individually or in the aggregate, have a Sadia Material Adverse Effect.

(g)           Except as disclosed in the General Disclosure Package, Sadia and its subsidiaries have good and marketable title to all material real properties and all material other properties and assets owned by them, in each case free from liens, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or proposed to be made thereof by them; and except as disclosed in the General Disclosure Package, Sadia and its subsidiaries hold any material leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or proposed to be made thereof by them.

(h)           Except as disclosed in the General Disclosure Package, Sadia and its subsidiaries possess adequate licenses, certificates, authorizations or permits issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by them, except as would not, individually or in the aggregate, have a Sadia Material Adverse Effect, and Sadia and its subsidiaries have not received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit that, if determined adversely to Sadia or any of its subsidiaries, would, individually or in the aggregate, have a Sadia Material Adverse Effect.

(i)            Except as disclosed in the General Disclosure Package, no labor dispute with the employees of Sadia or any subsidiary exists or, to the best of Sadia’s knowledge, is imminent that would, individually or in the aggregate, have a Sadia Material Adverse Effect.

(j)            Sadia and its subsidiaries own, possess or can acquire on reasonable terms, adequate intellectual property rights necessary to conduct the business now operated by them, or as described in the General Disclosure Package, and have not received any notice of infringement of or conflict with asserted rights of others with respect to any intellectual property rights that, if determined adversely to Sadia or any of its subsidiaries, would, individually or in the aggregate, have a Sadia Material Adverse Effect.

(k)           Except as disclosed in the General Disclosure Package, neither Sadia nor any of its subsidiaries is in violation of environmental laws, owns or operates any real property contaminated with any substance that is subject to any environmental laws, is liable for any off-site disposal or contamination pursuant to any environmental laws, or is subject to any claim relating to any environmental laws, which violation, contamination, liability or claim would, individually or in the aggregate, have a Sadia Material Adverse Effect; and Sadia is not aware of any pending investigation which might lead to such a claim.

(l)            Neither Sadia nor any of its Sadia Significant Subsidiaries is in (i) violation of its by-laws or equivalent constitutive documents, (ii) default, and no event has occurred which, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its properties or assets is subject or (iii) violation in any material respect of any Brazilian, U.S. and other law, regulation or court decree to which it or its property or assets may be subject or has failed to obtain any material license, permit, certificate, franchise or other Brazilian, U.S. and other governmental authorization or permit necessary to the ownership of its property or to the conduct of its business as described in the General Disclosure Package, except, in the case of clause (ii), as disclosed in the General Disclosure Package or where any such breach or default would not, individually or in the aggregate, have a Sadia Material Adverse Effect.

(m)          Except as disclosed in the General Disclosure Package, there are no pending legal or governmental actions, suits or proceedings against or affecting Sadia, any of its subsidiaries or any of their respective properties that, if determined adversely to Sadia or any of its subsidiaries, would, individually or in the aggregate, have a Sadia Material Adverse Effect, or would materially and adversely affect the ability of Sadia to perform its obligations under this Agreement or the Brazilian Underwriting Agreement; and, to the best of Sadia’s knowledge, no such actions, suits or proceedings are threatened.

(n)           KPMG Auditores Independentes, Sadia’s independent registered public accounting firm, which have certified certain consolidated financial statements of Sadia and whose reports appear in the General Disclosure Package, are independent public accountants in accordance with the accounting standards established by the Conselho Federal de Contabilidade (Brazilian Federal Accounting Council) and an independent registered public accounting firm as required by the Securities Act and the Rules and Regulations.

(o)           The consolidated financial statements of Sadia included in each Registration Statement and the General Disclosure Package present fairly, in all material respects, the financial position of Sadia and its consolidated subsidiaries as of the dates shown and their results of operations and cash flows for the periods shown; such consolidated financial statements have been prepared in conformity with U.S. GAAP, in the case of the audited consolidated financial statements of Sadia, and with Brazilian GAAP, in the case of the unaudited consolidated interim financial statements of Sadia, in each case applied on a consistent basis, except as expressly stated therein; the other financial information of Sadia included in the General Disclosure Package presents fairly, in all material respects, the financial position and results of operations of Sadia and its subsidiaries for the periods specified therein on the basis set forth in the General Disclosure Package, and such financial information has been prepared in conformity with U.S. GAAP or Brazilian GAAP, as the case may be, applied on a consistent basis, except as expressly stated therein.

(p)           Except as disclosed in the General Disclosure Package, since the date of the latest audited consolidated financial statements of Sadia included in the General Disclosure Package (i) there has been neither any material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or other), business, properties, results of operations or prospects of Sadia and its subsidiaries taken as a whole; (ii) there has been no dividend or distribution of any kind declared, paid or made by Sadia on any class of its share capital and (iii) neither of Sadia nor any of its subsidiaries has sustained any loss or interference with its respective business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, except where such loss or interference would not, individually or in the aggregate, have a Sadia Material Adverse Effect.

(q)           Sadia, the Sadia Significant Subsidiaries and Sadia’s obligations under this Agreement are subject to civil and commercial law and to suit, and neither Sadia, nor the Sadia Significant Subsidiaries, nor any of its or their properties or assets has any right of immunity, on any grounds, from any action, suit or proceeding, from the giving of any relief in any such action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Brazilian or U.S. federal or New York state court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or from other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter arising out of or relating to this Agreement.

(r)            Sadia and its subsidiaries (i) make and keep books and records that are accurate in all material respects and (ii) maintain internal accounting controls that provide reasonable assurance that (A) transactions are executed in accordance with management’s authorization, (B) transactions are recorded as necessary to permit preparation of their financial statements in accordance with Brazilian GAAP and U.S. GAAP and to maintain accountability for their assets, (C) access to their assets is permitted only in accordance with management’s authorization and (D) the reported accountability for their assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to the differences.

(s)           Sadia has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 and 15d-l4 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Sadia, including its consolidated subsidiaries, is made known to the Sadia’s Chief Executive Officer and its Chief Financial Officer by others within those entities, and such disclosure controls and procedures are effective to perform the functions for which they were established; Sadia’s independent registered public accounting firm and Sadia’s Audit Committee and Board of Directors have been advised of: (i) all significant deficiencies, if any, in the design or operation of internal controls which could adversely affect Sadia’s ability to record, process, summarize and report financial data; and (ii) all fraud, if any, whether or not material, that involves the respective management or other employees who have a role in Sadia’s internal controls; all material weaknesses, if any, in internal controls have been identified to Sadia’s independent registered public accounting firm; since the date of the most recent evaluation of such disclosure controls and procedures and internal controls, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses; the principal executive officers (or their equivalents) and principal financial officers (or their equivalents) of Sadia have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the Commission, and the statements contained in each such certification are complete and correct; Sadia and its subsidiaries and each of Sadia’s directors and officers are each in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act and the rules and regulations of the Commission and the New York Stock Exchange promulgated thereunder;

(t)            The statistical and market-related data that relates to Sadia included in the General Disclosure Package are based on or derived from sources that Sadia believes to be reliable and accurate in all material respects.

(u)           To the best of Sadia’s knowledge after due inquiry, there are no affiliations or associations between any member of the FINRA and any of Sadia’s officers, directors or 5% or greater securityholders, except as set forth in the Registration Statement and the Prospectus.

(v)           Sadia has the power to submit, and pursuant to Section 17 of this Agreement has legally, validly, effectively and irrevocably submitted, to the jurisdiction of any state court of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York and to the waiver of jury provisions therein, and has the power to designate, appoint and empower, and pursuant to Section 17 of this Agreement, has legally, validly and effectively designated, appointed and empowered the Authorized Agent (as defined herein) for service of process in any suit or proceeding based on or arising under this Agreement in any state court of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York.

(w)          Except as disclosed in the General Disclosure Package, Sadia and its subsidiaries have filed all tax returns required to have been filed by them or appropriate extensions for such filings have been obtained as required by applicable Brazilian and other laws and regulations, and have paid all taxes due and payable by any of them and all assessments and other governmental charges or levies made against them, except such taxes, assessments, governmental charges or levies as are not yet due or are being contested in good faith or where the failure to file such returns or pay such taxes, assessments, governmental charges or levies would not, individually or in the aggregate, have a Sadia Material Adverse Effect; and to the best of Sadia’s knowledge, there is no material proposed tax deficiency, assessment, charge or levy against Sadia or any of its subsidiaries as to which a reserve would be required to be established under U.S. GAAP that has not been so reserved or that should be disclosed in the General Disclosure Package that has not been so disclosed.

(x)            Sadia and each of its subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as is adequate for the conduct of their respective businesses and the value of their respective properties and as is customary for companies engaged in similar businesses in similar industries in Brazil.

(y)           Except as disclosed in the General Disclosure Package, no material indebtedness (actual or contingent) and no contract or arrangement material to Sadia is outstanding between Sadia and any director or executive officer of Sadia or any person connected with such director or executive officer (including his/her spouse, infant children or any company or undertaking in which he/she holds a controlling interest).  There are no relationships or transactions between Sadia, on the one hand, and its affiliates, officers and directors or their shareholders, customers or suppliers, on the other hand, that, although required to be disclosed, are not disclosed in the General Disclosure Package.

(z)            The choice of laws of the State of New York as the governing law of this Agreement and the Deposit Agreement is a valid choice of law under the laws of Brazil and will be honored by the courts of Brazil; provided, however, that these laws as interpreted are not found to contravene Brazilian national sovereignty, good morals or public policy.  The submission by Sadia to the jurisdiction of the U.S. federal or New York state courts identified in Section 17 this Agreement constitute valid and legally binding obligations of Sadia, and service of process effected in the manner set forth in this Agreement, assuming validity under the laws of the State of New York, will be effective, insofar as Brazilian law is concerned, to confer valid personal jurisdiction over Sadia.

(aa)         There are no contracts or documents that are required to be described in the Sadia 2008 Annual Report on Form 20-F or to be filed as exhibits thereto that have not been so described in all material respects or filed as required.

(bb)         Neither Sadia nor any of the Sadia Significant Subsidiaries, nor, to the best of Sadia’s knowledge, any director, officer, employee, authorized agent or other person acting on behalf of Sadia or any of the Sadia Significant Subsidiaries has violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any equivalent provision of Brazilian law or otherwise made any direct or indirect unlawful payment to any Brazilian or foreign government official or employee from corporate funds under U.S. or Brazilian law.

(cc)         Neither of Sadia nor any of its subsidiaries has sent or received any communication regarding termination of, or intent not to renew, any of the contracts or agreements referred to or described in, or filed as an exhibit to, the Sadia 2008 Annual Report on Form 20-F, and no such termination or non-renewal has been threatened by Sadia or any subsidiary or, to the best of Sadia’s knowledge, any other party to any such contract or agreement, except where such termination or non-renewal would not individually or in the aggregate have a Sadia Material Adverse Effect.

(dd)         Sadia and each of the Sadia Significant Subsidiaries is in compliance, in all material respects, with applicable Brazilian and U.S. anti-terrorism and anti-money laundering rules and regulations, including Title III of the USA Patriot Act and the regulations promulgated thereunder.

3.          Purchase, Sale and Delivery of Offered ADSs.  On the basis of the representations, warranties and agreements and subject to the terms and conditions set forth herein, the Company agrees to sell to the several Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at a purchase price of US$42.01 per ADS, that number of Offered ADSs set forth opposite the names of the Underwriters in Schedule A hereto.

The Company will deliver the Offered ADSs to or as instructed by the Representatives for the accounts of the several Underwriters, against payment of the purchase price by the Underwriters in federal (same day) funds by wire transfer to an account at a bank reasonably acceptable to the Representatives drawn to the order of the Company, at the office of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017, at 10:00 A.M., New York City time, July 27, 2009, or at such other time not later than seven full business days thereafter as the Representatives and the Company determine, such time being herein referred to as the “Closing Date”.  For purposes of Rule 15c6-1 under the Exchange Act, the Closing Date (if later than the otherwise applicable settlement date) shall be the settlement date for payment of funds and delivery of securities for all the Offered ADSs sold pursuant to the offering.  The ADRs evidencing the Offered ADSs so to be delivered will be in definitive form, in such denominations and registered in such names as the Representatives request upon reasonable notice prior to the Closing Date.

As compensation for the Underwriters’ commitment with respect to the Offered ADSs, the Company will pay to the Representatives on the Closing Date the amounts specified in Section 11 of the Brazilian Underwriting Agreement.  In addition, as compensation for its services as a placement agent, the Company will pay a fee to Raymond James & Associates, Inc. in the amount of R$500,000, which may be paid in Brazil or in the United States at the Company’s option.

4.          Offering by Underwriters.  It is understood the several Underwriters propose to offer the Offered ADSs, including the Underlying Shares, for sale to the public as set forth in the General Disclosure Package.

5.          Certain Agreements of the Company.  The Company agrees with the several Underwriters that:

(a)           The Company will file the Prospectus pursuant to and in accordance with Rule 424(b)(2) (or, if applicable and if consented to by the Representatives, Rule 424(b)(5) not later than the earlier of (A) the second business day following the execution and delivery of this Agreement or (B) the fifteenth business day after the Effective Time of the Registration Statement.  The Company will advise the Representatives promptly of any such filing pursuant to Rule 424(b).  If an additional registration statement (each such registration statement, an “Additional Registration Statement”) is necessary to register a portion of the Offered ADSs or the Underlying Shares under the Securities Act but the Effective Time thereof has not occurred as of the execution and delivery of this Agreement, the Company will file the Additional Registration Statement or, if filed, will file a post-effective amendment thereto with the Commission pursuant to and in accordance with Rule 462(b) at or prior to 10:00 P.M., New York City time, on the date of this Agreement or, if earlier, on or prior to the time the Prospectus is printed and distributed to any Underwriter, or will make such filing at such later date as shall have been consented to by the Representatives.

(b)           The Company will advise the Representatives promptly of any proposal to amend or supplement at any time the Registration Statement, any Additional Registration Statement, any Statutory Prospectus or the F-6 Registration Statement and will not effect such amendment or supplementation without the Representatives’ consent (which consent shall not be unreasonably withheld); and the Company will also advise the Representatives promptly of the effectiveness of any Additional Registration Statement and of any amendment or supplementation of the Registration Statement, any Statutory Prospectus or the F-6 Registration Statement and of the institution by the Commission of any stop order proceedings in respect of the Registration Statement or the F-6 Registration Statement and will use its reasonable best efforts to prevent the issuance of any such stop order and to obtain as soon as possible its lifting, if issued.

(c)           If, at any time when a prospectus relating to the Offered ADSs is (or but for the exemption in Rule 172 would be) required to be delivered under the Securities Act in connection with sales by any Underwriter or dealer, any event occurs as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Prospectus to comply with the Securities Act, the Company will promptly notify the Representatives of such event and will promptly prepare and file with the Commission, at its own expense, an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance.  Neither the Representatives’ consent to, nor the Underwriters’ delivery of, any such amendment or supplement shall constitute a waiver of any of the conditions set forth in Section 7.

(d)           As soon as practicable, but not later than the Availability Date (as defined below), the Company will make generally available to its securityholders an earnings statement covering a period of at least 12 months beginning after the Effective Time of the Registration Statement (or, if later, the Effective Time of the Additional Registration Statement) which will satisfy the provisions of Section 11(a) of the Securities Act.  For the purpose of the preceding sentence, “Availability Date” means the 60th day after the end of the fourth fiscal quarter following the fiscal quarter that includes such Effective Time, except that, if such fourth fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the end of the sixth month after the end of such fourth fiscal quarter.

(e)           The Company will furnish to the Representatives copies of each Registration Statement (two of which will be signed and will include all exhibits), each related Statutory Prospectus, and, so long as a prospectus relating to the Offered ADSs is required to be delivered under the Securities Act in connection with sales by any Underwriter or dealer, the Prospectus and all amendments and supplements to such documents, in each case in such quantities as the Representatives reasonably request.  The Prospectus shall be so furnished in New York, New York on or prior to 3:00 P.M., New York City time, on the business day following the execution and delivery of this Agreement or at such other time as the Company and the Representatives shall agree.  All other documents shall be so furnished as soon as available.  The Company will pay the expenses of printing and distributing to the Underwriters all such documents.

(f)            The Company will arrange for the qualification of the Offered ADSs and Offered Shares for sale under the laws of such jurisdictions as the Representatives designate and will continue such qualifications in effect so long as required for the distribution; provided that the Company shall not be obliged to file any general consent for service of process or to qualify as a foreign corporation in any jurisdiction in which it is not qualified.

(g)           The Company will pay all reasonable expenses incident to the performance of its obligations under this Agreement, including for any filing fees and other expenses incurred in connection with qualification of the Offered ADSs and Offered Shares for sale under the laws of such jurisdictions the Representatives may reasonably designate and the printing of memoranda relating thereto, the reasonable fees and disbursements of counsel to the Underwriters (including any such reasonable fees and disbursements in connection with such qualification of Offered ADSs and Offered Shares) and the Company, for the filing fee incident to the review by the Commission and FINRA, if any, of the Offered ADSs and Offered Shares, for any travel expenses of the Underwriters and the Company’s officers and employees and any other expenses of the Underwriters and the Company, in each case in connection with attending or hosting meetings with prospective purchasers of the Offered ADSs and Offered Shares, including the cost of any aircraft chartered in connection with attending or hosting such meetings, expenses incurred in distributing preliminary prospectuses and the Prospectus (including any amendments and supplements thereto) to the Underwriters and for expenses incurred for preparing, printing and distributing any Issuer Free Writing Prospectuses to investors or prospective investors.

(h)           The Company will indemnify and hold harmless the Underwriters against any Brazilian documentary, stamp, sales, transaction or similar issue tax, including any interest and penalties, on the creation, issue and sale of the Offered ADSs and on the execution and delivery of this Agreement.  All payments to be made by the Company hereunder shall be made without withholding or deduction for or on account of any present or future Brazilian taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges.  In that event, the Company shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no such withholding or deduction had been made; provided, however, that no such additional amounts shall be paid on account of any taxes, duties or charges (i) which would not have been imposed but for the existence of any present or former connection between any of the Underwriters and the jurisdiction imposing such taxes, duties or charges, including such Underwriter having been a resident thereof or being or having been present or engaged in a trade or business therein or having had a permanent establishment therein (other than a connection arising solely from the mere receipt of payments under this Agreement) or (ii) imposed or withheld by reason of the failure by any of the Underwriters to provide certification, information, documents or other evidence concerning the nationality, residence or identity of such Underwriter or to make any declaration or similar claim or satisfy any other reporting requirement relating to such matters, which is required by a statute, treaty, regulation or administrative practice of the jurisdiction imposing such taxes, duties or charges.

(i)            The Company will apply the net proceeds from the sale of the Offered ADSs and Offered Shares sold by the Company as set forth in the Prospectus under the caption “Use of Proceeds”.

(j)            The Company will furnish to the Depositary and to holders of ADSs, directly or through the Depositary, such reports, documents and other information described in the Prospectus under the caption “Description of American Depositary Shares” in accordance with the procedures stated thereunder.

(k)           The Company agrees not to (and to use its reasonable best efforts to cause its affiliates not to) take, directly or indirectly, any action which is designed to or which constitutes or that might cause or result in stabilization or manipulation of the price of any equity security of the Company, except for stabilization activities to be carried out by UBS Pactual Corretora de Títulos e Valores Mobiliários S.A. in Brazil pursuant to the Stabilization Agreement.

(l)            Between the date hereof and the Closing Date (both dates inclusive), the Company will, and will cause its subsidiaries and all other parties acting on its behalf so far as practical to, with regard to applicable laws and regulations and the requirements of the BM&FBOVESPA and the New York Stock Exchange’s listing rules, notify and consult with the Representatives prior to issuing any public announcement concerning, or which is likely to be material in the context of, the offering and distribution of the Offered ADSs and the Offered Shares.

(m)          For the period specified below (the “Lock-Up Period”), the Company will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any additional shares of its share capital or securities convertible into or exchangeable or exercisable for any shares of its share capital or warrants or other rights to purchase any shares of its share capital, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of the Representatives, except the issuance by the Company of the Offered Shares and the Offered ADSs and of common shares and ADSs (i) to HFF Participações S.A.’s and Sadia’s shareholders in accordance with the terms of the Merger Agreement and (ii) in connection with the acquisition of another company, so long as (A) the shares issued do not represent more than 20% of the Company’s worldwide market capitalization after the issuance and (B) each recipient agrees in writing to be subject to the restrictions described in this paragraph prior to the consummation of the transaction and delivers an executed agreement to the Representatives.  The Lock-Up Period will commence on the date hereof and will continue and include the date 90 days after the date hereof or such earlier date that the Representatives consent to in writing; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension.  The Company will provide the Representatives with notice of any announcement described in clause (2) of the preceding sentence that gives rise to an extension of the Lock-Up Period..

6.                             Free Writing Prospectuses.  The Company represents and agrees that, unless it obtains the prior consent of the Representatives, and each Underwriter represents and agrees that, unless it obtains the prior consent of the Company and the Representatives, it has not made and will not make any offer relating to the Offered ADSs and the Offered Shares that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405).  Any such free writing prospectus consented to by the Company and the Representatives is hereinafter referred to as a “Permitted Free Writing Prospectus.”  The Company represents that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, legending and record keeping.

7.                             Conditions of the Obligations of the Underwriters.  The obligations of the several Underwriters to purchase and pay for the Offered ADSs on the Closing Date will be subject to the accuracy of the representations and warranties on the part of the Company and Sadia herein, to the accuracy of the statements of the Company’s officers made pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions precedent:

(a)                                  The Representatives shall have received “comfort” letters, dated the date of delivery thereof (which shall be on or prior to the date of this Agreement), of each of Ernst & Young Auditores Independentes and KPMG Auditores Independentes confirming that they are, with respect to the Company and Sadia, as applicable, an independent registered public accounting firm within the meaning of the Securities Act and the applicable published Rules and Regulations thereunder and stating substantially to the following effect that:

(i)                                     in their opinion the consolidated financial statements examined by them and included in the Registration Statements and the General Disclosure Package comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the related published Rules and Regulations;

(ii)                                  they have performed the procedures specified by the American Institute of Certified Public Accountants for a review of interim financial information as described in Statement of Auditing Standards No. 100, Interim Financial Information, on the unaudited consolidated interim financial statements included in the Registration Statements and the General Disclosure Package;

(iii)                               on the basis of the review referred to in clause (ii) above, a reading of the latest available unaudited consolidated interim financial statements of the Company or Sadia, as the case may be, inquiries of officials of the Company or Sadia, as the case may be, who have responsibility for financial and accounting matters and other specified procedures, nothing came to their attention that caused them to believe that:

(A)                              the unaudited consolidated interim financial statements included in the Registration Statements or the General Disclosure Package do not comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the related published Rules and Regulations or any material modifications should be made to such unaudited consolidated interim financial statements for such statements to be in conformity with Brazilian GAAP;

(B)                                at the date of the latest available balance sheet read by such accountants, or at a subsequent specified date not more than five business days prior to the date of this Agreement, there was any change in the share capital or any increase in short-term indebtedness or long-term debt of the Company or Sadia, as the case may be, and its respective consolidated subsidiaries or, at the date of the latest available balance sheet read by such accountants, there was any decrease in consolidated net current assets or net assets, as compared with amounts shown on the latest balance sheet included in the General Disclosure Package; or

(C)                                for the period from the closing date of the latest income statement included in the General Disclosure Package to the closing date of the latest available income statement read by them there were any decreases, as compared with the corresponding period of the previous year in consolidated net sales or consolidated net operating income or in the total or per share amounts of consolidated net income;

except in all cases set forth in clauses (B) and (C) above for changes, increases or decreases which the General Disclosure Package discloses have occurred or may occur or which are described in such letter; and

(iv)                                        they have compared specified Brazilian real amounts (or percentages derived from such Brazilian real amounts) and other financial information contained in the Registration Statements, each Issuer Free Writing Prospectus (other than any Issuer Free Writing Prospectus that is an “electronic road show,” as defined in Rule 433(h)) and the General Disclosure Package (in each case to the extent that such Brazilian real amounts, percentages and other financial information are derived from the general accounting records of the Company or Sadia, as the case may be, and its respective subsidiaries subject to the internal controls of the Company’s or Sadia’s, as the case may be, accounting system or are derived directly from such records by analysis or computation) with the results obtained from inquiries, a reading of such general accounting records and other procedures specified in such letter and have found such real amounts, percentages and other financial information to be in agreement with such results, except as otherwise specified in such letter.

All financial statements and schedules included in material incorporated by reference into the Prospectus shall be deemed included in the Registration Statement for purposes of this Section 7(a).

(b)                                 If the Effective Time of the Additional Registration Statement, if any, is not prior to the execution and delivery of this Agreement, such Effective Time shall have occurred not later than 10:00 P.M., New York City time, on the date of this Agreement or, if earlier, the time the Prospectus is printed and distributed to any Underwriter, or shall have occurred at such later date as shall have been consented to by the Representatives.  The Prospectus shall have been filed with the Commission in accordance with the Rules and Regulations and Section 5(a) of this Agreement.  Prior to the Closing Date, no stop order suspending the effectiveness of a Registration Statement or the F-6

Registration Statement shall have been issued, and no proceedings for that purpose shall have been instituted or, to the best of the Company’s knowledge or the Representatives, shall be threatened by the Commission.

(c)                                  Subsequent to the execution and delivery of this Agreement, there shall not have occurred (i) any change, or any development or event involving a prospective change, in the condition (financial or other), business, properties or results of operations of the Company and its subsidiaries taken as a whole which, in the judgment of the Representatives, is material and adverse and makes it impractical or inadvisable to proceed with completion of the public offering or the sale of and payment for the Offered ADSs and the Offered Shares; (ii) any downgrading in the rating of any debt securities of the Company by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the Securities Act), or any public announcement that any such organization has under surveillance or review its rating of any debt securities of the Company (other than an announcement with positive implications of a possible upgrading, and no implications of a possible downgrading, or such rating); (iii) any change in Brazilian, U.S. or international financial, political or economic conditions or currency exchange rates or exchange controls as would, in the judgment of the Representatives, be likely to prejudice materially the success of the proposed issue, sale or distribution of the Offered ADSs and the Offered Shares, whether in the primary market or in respect of dealings in the secondary market; (iv) any material suspension or material limitation of trading in securities generally on the New York Stock Exchange or on the BM&FBOVESPA, or any setting of minimum prices for trading on such exchange; (v) any suspension of trading of any securities of the Company on any U.S. or Brazilian exchange or over-the-counter market; (vi) any banking moratorium declared by U.S. federal, New York state or Brazilian authorities; (vii) any major disruption of settlements of securities or clearance services in the United States or Brazil; or (viii) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States or Brazil, any declaration of war by the U.S. Congress or any other national or international calamity or emergency if, in the judgment of the Representatives, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency makes it impractical or inadvisable to proceed with completion of the public offering or the sale of and payment for the Offered ADSs and the Offered Shares.

(d)                                 The Representatives and the Brazilian Underwriters shall have received an opinion and negative assurance letter, dated the Closing Date, of Simpson Thacher & Bartlett LLP, U.S. counsel to the Company, substantially in the form set forth in Exhibit A hereto.  The opinion of such counsel may state that their opinion is limited to matters of U.S. federal and New York state law.

(e)                                  The Representatives and the Brazilian Underwriters shall have received an opinion, dated the Closing Date, of Machado, Meyer, Sendacz and Opice Advogados, Brazilian counsel for the Company, substantially in the form set forth in Exhibit B hereto.  The opinion of such counsel may state that their opinion is limited to matters of Brazilian law.

(f)                                    The Representatives and the Brazilian Underwriters shall have received an opinion, dated such Closing Date, of Cravath, Swaine & Moore LLP, U.S. counsel to Sadia, substantially in the form set forth in Exhibit C hereto.  The opinion of such counsel may state that their opinion is limited to matters of U.S. federal and New York state law.

(g)                                 The Representatives and the Brazilian Underwriters shall have received an opinion, dated the Closing Date, of Barbosa, Müssnich & Aragão, Brazilian counsel for Sadia, substantially in the form set forth in Exhibit D hereto.  The opinion of such counsel may state that their opinion is limited to matters of Brazilian law.

(h)                                 The Representatives and the Brazilian Underwriters shall have received from Davis Polk & Wardwell LLP, U.S. counsel to the Underwriters, such opinion or opinions, dated the Closing Date, with respect to the Registration Statements, the Prospectus and other related matters as the Representatives may require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.  The opinion of such counsel may state that their opinion is limited to matters of U.S. federal and New York state law.

(i)                                     The Representatives and the Brazilian Underwriters shall have received from Pinheiro Guimarães Advogados, Brazilian counsel to the Underwriters, such opinion or opinions, dated the Closing Date, with respect to the incorporation of the Company, the validity of the Common Shares delivered on the Closing Date, the Registration Statements, the Prospectus and other related matters as the Representatives may require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters. The opinion of such counsel may state that their opinion is limited to matters of Brazilian law.

(j)                                     The Representatives and the Brazilian Underwriters shall have received an opinion, dated the Closing Date, of Emmet, Marvin & Martin, LLP, U.S. counsel to the Depositary, substantially to the effect that:

(i)                       The Deposit Agreement has been duly authorized, executed and delivered by the Depositary and constitutes a valid and binding agreement of the Depositary enforceable against the

Depositary in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and

(ii)                    When ADRs evidencing the Offered ADSs are executed and delivered by the Depositary against the deposit of shares in accordance with the provisions of the Deposit Agreement, such ADSs will be validly issued and will entitle the registered holders thereof to the rights specified in those ADRs and in the Deposit Agreement.

(k)                                  The Representatives and the Brazilian Underwriters shall have received certificates, dated the Closing Date, of (i) the chief financial officer of the Company in which such officer shall state, to the best of his knowledge after reasonable investigation, on behalf of the Company, substantially to the following effect: the representations and warranties of the Company in this Agreement are true and correct; the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date; no stop order suspending the effectiveness of any Registration Statement has been issued and no proceedings for that purpose have been instituted or are threatened by the Commission; any Time; and, subsequent to the date of the most recent financial statements of the Company in the General Disclosure Package, there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or other), business, properties or results of operations of the Company and its subsidiaries taken as a whole, except as set forth in the General Disclosure Package or as described in such certificate and (ii) the chief financial officer of Sadia in which such officer shall state, to the best of his knowledge after reasonable investigation, on behalf of Sadia, substantially to the following effect: the representations and warranties of Sadia in this Agreement are true and correct; and, subsequent to the date of the most recent financial statements of Sadia in the General Disclosure Package, there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or other), business, properties or results of operations of Sadia and its subsidiaries taken as a whole, except as set forth in the General Disclosure Package or as described in such certificate.

(l)                                     The Representatives shall have received “bring-down comfort” letters, dated the Closing Date, of each of Ernst & Young Auditores Independentes and KPMG Auditores Independentes which meet the requirements of Section 7(a), except that the specified date referred to in such Section 7(a) will be a date not more than three days prior to the Closing Date for the purposes of this Section 7(l).

(m)                               On or prior to the date of this Agreement, the Representatives shall have received lock-up letters from each of the directors and executive officers of the Company who hold shares of the Company’s share capital (other than one share each legally required to be owned by the directors pursuant to Brazilian law), in substantially the form attached hereto as Annex A.

(n)                                 The listing of the Offered ADSs on the New York Stock Exchange shall be in full force and effect and (ii) the listing of the Offered Shares on the BM&FBOVESPA shall be in full force and effect.

(o)                                 The Company shall have received the approvals referred to in Sections 2(n)(ii) and 2(n)(iii) hereto.

(p)                                 Contemporaneously with the purchase by the Underwriters of the Offered ADSs under this Agreement, the Offered Shares shall have been sold under the Brazilian Underwriting Agreement.

The Company and Sadia will furnish the Representatives with such conformed copies of such opinions, certificates, letters and documents as the Representatives may reasonably request.  The Representatives may in their sole discretion waive on behalf of the Underwriters compliance with any conditions to the obligations of the Underwriters hereunder.

8.                             Indemnification and Contribution.  (a) The Company will indemnify and hold harmless each Underwriter, its partners, members, directors, officers, employees and its affiliates and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such Underwriter or any such person may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of any Registration Statement at any time, any Statutory Prospectus as of any time, the Prospectus or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Underwriter or any such person for any legal or other expenses reasonably incurred by such Underwriter or person in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein (it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 8(c) below).

(b)                                 Sadia will indemnify and hold harmless each Underwriter and its partners, members, directors, officers, employees and affiliates and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such Underwriter or any such person may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of any Registration Statement at any time, any Statutory Prospectus as of any time, the Prospectus or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by Sadia specifically for use therein, and will reimburse each Underwriter or each such person for any legal or other expenses reasonably incurred by such Underwriter or person in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred, it being understood and agreed that the only such information furnished by Sadia consists of the information contained in the Sadia 2008 Annual Report on Form 20-F and the Sadia 6-K Information.

(c)                                  Each Underwriter will severally and not jointly indemnify and hold harmless the Company and Sadia and each of their respective directors and officers and each person, if any, who controls the Company or Sadia within the meaning of Section 15 of the Securities Act, against any losses, claims, damages or liabilities to which the Company or Sadia or such persons may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of any Registration Statement at any time, any Statutory Prospectus as of any time, the Prospectus, any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by the Company or Sadia or such persons in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred (it being understood and agreed that the only such information furnished by any

Underwriter consists of the following information in the Prospectus furnished on behalf of each Underwriter: (i) the name of each Underwriter on the front cover of the Prospectus, and (ii) in the section captioned “Underwriting” in the Prospectus, (A) the name of each Underwriter in the tables in such section, (B) the first paragraph under “Commissions and discounts” in such section concerning the terms of the offering and (C) the information under “Price stabilization, short positions” in such section).  Notwithstanding the provisions of this Section 8(c), no Underwriter shall be liable under this Section 8(c) for any amount in excess of the amount of the total underwriting discounts and commissions received by such Underwriter.

(d)                                 Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under Section 8(a), 8(b) or 8(c) above, notify the indemnifying party of the commencement thereof; but the failure to notify the indemnifying party shall not relieve it from any liability that it may have under Section 8(a), 8(b) or 8(c) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under Section 8(a), 8(b) or 8(c) above.  In case any such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section 8 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation.  The indemnifying party shall not be liable for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.  Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second sentence of this paragraph, then the indemnifying party agrees that it shall be liable for any settlement of any action effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement and (iii) such indemnified party shall have given the indemnifying party at least 30 days’ prior notice of its intention to settle.  No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(e)                                  If the indemnification provided for in this Section 8 is unavailable or insufficient to hold harmless an indemnified party under Section 8(a), 8(b) or 8(c) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in Section 8(a), 8(b) or 8(c) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, Sadia or the Underwriters, as applicable, from the offering of the Offered ADSs or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, Sadia or the Underwriters, as applicable, in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations.  The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriters.  The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, Sadia or the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission.  The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this Section 8(e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this Section 8(e).  Notwithstanding the provisions of this Section 8(e), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Offered ADSs and Offered Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The Underwriters’ obligations in this Section 8(e) to contribute are several in proportion to their respective underwriting obligations and not joint.

(f)                                    The obligations of the Company and Sadia, as applicable, under this Section 8 shall be in addition to any liability which the Company and Sadia may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Securities Act; and the obligations of the Underwriters under this Section 8 shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each director of the Company, to each officer of the Company who has signed a Registration Statement and to each person, if any, who controls the Company within the meaning of the Securities Act.

9.                             Default of Underwriters.  If any Underwriter or Underwriters default in their obligations to purchase Offered ADSs hereunder on the Closing Date and the aggregate number of shares of Offered ADSs that such defaulting Underwriter or Underwriters agreed but failed to purchase does not exceed 10% of the total number of shares of Offered ADSs that the Underwriters are obligated to purchase on the Closing Date, the Representatives may make arrangements satisfactory to the Company for the purchase of such Offered ADSs by other persons, including any of the Underwriters, but if no such arrangements are made by the Closing Date, the non-defaulting Underwriters shall be obligated severally, in proportion to their respective commitments hereunder, to purchase the Offered ADSs that such defaulting Underwriters agreed but failed to purchase on the Closing Date.  If any Underwriter or Underwriters so default and the aggregate number of shares of Offered ADSs with respect to which such default or defaults occur exceeds 10% of the total number of shares of Offered ADSs that the Underwriters are obligated to purchase on the Closing Date and arrangements satisfactory to the Representatives and the Company for the purchase of such Offered ADSs by other persons are not made within 36 hours after such default, this Agreement will terminate without liability on the part of any non-defaulting Underwriter or the Company, except as provided in Section 10.  As used in this Agreement, the term “Underwriter” includes any person substituted for an Underwriter under this Section 9.  Nothing herein will relieve a defaulting Underwriter from liability for its default.

10.                       Survival of Certain Representations and Obligations.  The respective indemnities, agreements, representations, warranties and other statements of each of the Company and Sadia or their respective officers and of the several Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of any Underwriter, the Company, Sadia or any of their respective representatives, officers or directors or any controlling person, and will survive delivery of and payment for the Offered ADSs.  If this Agreement is terminated pursuant to Section 9 or if for any reason the purchase of the Offered ADSs by the Underwriters is not consummated, the Company shall remain responsible for the expenses to be paid or reimbursed by them pursuant to Section 4 (other than out-of-pocket expenses incurred by the Underwriters only to the extent that this Agreement is terminated pursuant to Section 9) and the respective obligations of the Company, Sadia and the Underwriters pursuant to Section 8 shall remain in effect, and if any Offered ADSs have been purchased hereunder the representations and warranties in Section 2 and all obligations under Section 4 shall also remain in effect.  If the purchase of the Offered ADSs by the Underwriters is not consummated for any reason other than solely because of the termination of this Agreement pursuant to Section 9, the Company will reimburse the Underwriters for all out-of-pocket expenses (including fees and disbursements of counsel) reasonably incurred by them in connection with the offering of the Offered ADSs.

11.                       Notices.  All communications hereunder will be in writing and, if sent to the Underwriters, will be mailed, delivered or faxed and confirmed to the Representatives c/o UBS Securities LLC, 299 Park Avenue, New York, NY 10171-0026, Attention: Syndicate Department, or, if sent to the Company, will be mailed, delivered or faxed and confirmed to it at Av. Escola Politécnica, 760, Jaguaré, 05350-901, São Paulo — SP, Brazil, Attention: Leopoldo Viriato Saboya, Chief Financial Officer, Fax No. +55 11 3714-4436, or, if sent to Sadia, will be mailed, delivered or faxed and confirmed to it at Rua Fortunato Ferraz, 659, 05093-901, São Paulo — SP, Brazil, Attention: José Salazar, Chief Financial Officer, Fax No. +55 11 2113-3710; provided, however, that any notice to an Underwriter pursuant to Section 8 will be mailed, delivered or faxed and confirmed to such Underwriter.

12.                       Successors.  This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and controlling persons referred to in Section 8, and no other person will have any right or obligation hereunder.

13.                       Representation of Underwriters.  The Representatives will act for the several Underwriters and the Brazilian Underwriters in connection with the transactions contemplated by this Agreement, and any action under this Agreement taken by the Representatives will be binding upon all the Underwriters and the Brazilian Underwriters.

14.                       Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

15.                       Absence of Fiduciary Relationship.  Each of the Company and Sadia acknowledges and agrees that:

(a)                                  The Representatives have been retained solely to act as underwriters and placement agents in connection with the sale of Offered Shares and Offered ADSs and that no fiduciary, advisory or agency relationship between the Company and the Representatives has been created in respect of any of the transactions contemplated by this

Agreement, the Brazilian Underwriting Agreement or the Prospectus, irrespective of whether the Representatives have advised or are advising the Company or Sadia, as the case may be, on other matters;

(b)                                 The price of the Offered Shares and Offered ADSs set forth in this Agreement was established by the Company following discussions and arms-length negotiations with the Representatives, and the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement;

(c)                                  Each of the Company and Sadia has been advised that the Representatives and their affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company or Sadia and that the Representatives have no obligation to disclose such interests and transactions to the Company or Sadia by virtue of any fiduciary, advisory or agency relationship; and

(d)                                 Each of the Company and Sadia waives, to the fullest extent permitted by law, any claims it may have against the Representatives for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Representatives shall have no liability (whether direct or indirect) to the Company or Sadia in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company or Sadia, including shareholders, employees or creditors of the Company or Sadia, as the case may be.

16.                       Applicable Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

17.                       Submission to Jurisdiction, Etc.  Each of the Company and Sadia hereby submits to the jurisdiction of the U.S. federal and New York state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and hereby waives any objection which it may now or hereafter have to the laying of venue of any such suit or proceeding and any right to which it may be entitled on account of place of residence or domicile.  Each of the Company and Sadia irrevocably appoints CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to each of the Company and Sadia by the person serving the same to the address provided in Section 11, shall be deemed in every respect effective service of process upon each of the Company and Sadia in any such suit or proceeding.  Each of the Company and Sadia further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.

Each Underwriter, the Company (on its behalf and, to the extent permitted by applicable law, on behalf of its affiliates) and Sadia waive all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.  The Company agrees that a final judgment in any such action, proceeding or counterclaim brought in any such court shall be conclusive and binding upon the Company and may be enforced in any other courts to the jurisdiction of which the Company is or may be subject, by suit upon such judgment.

18.                       Waiver of Immunity.  To the extent that each of the Company and Sadia, or any of its respective properties, assets or revenues may have or may hereafter become entitled to, or have attributed to each of the Company and Sadia, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any Brazilian, New York state or U.S. federal court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any such court in which proceedings may at any time be commenced, with respect to the obligations and liabilities of each of the Company and Sadia or any other matter under or arising out of or in connection with this Agreement, each of the Company and Sadia hereby irrevocably and unconditionally waives or will waive such right to the extent permitted by law, and agree not to plead or claim, any such immunity and consent to such relief and enforcement.

19.                       Judgment Currency.  The obligation of the Company or Sadia in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than U.S. dollars or any other applicable currency (the “Judgment Currency”), not be discharged until the first business day, following receipt by such Underwriter of any sum adjudged to be so due in the Judgment Currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase U.S. dollars or any other applicable currency with the Judgment Currency; if the U.S. dollars or other applicable currency so purchased are less than the sum originally due to such Underwriter hereunder, each of the Company and Sadia agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss.  If the U.S. dollars or other applicable currency so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company or Sadia, as the case may be, an amount equal to the excess of the U.S. dollars or other applicable currency so purchased over the sum originally due to such Underwriter hereunder.

(Signature page of the Underwriting Agreement)

If the foregoing is in accordance with each of the Company’s and Sadia’s understanding of our agreement, kindly sign and return to the Representatives one of the counterparts hereof, whereupon it will become a binding agreement among the Company, Sadia and the several Underwriters in accordance with its terms.

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Enrique Corredor
Enrique Corredor
Executive Director

By:	/s/ Young Kim
Young Kim
Executive Director

Acting on behalf of itself and as Representative of the several Underwriters

(Signature page of the Underwriting Agreement)

Very truly yours,

J.P. MORGAN SECURITIES INC.

By:	/s/ Robert d’Avola
Robert d’Avola
Executive Director

Acting on behalf of itself and as Representative of the several Underwriters

(Signature page of the Underwriting Agreement)

Very truly yours,

SANTANDER INVESTMENT SECURITIES INC.

By:	/s/ Neil Iorio
Neil Iorio
Managing Director

By:	/s/ Ignacio Mendive
Ignacio Mendive
Managing Director

Acting on behalf of itself and as Representative of the several Underwriters

(Signature page of the Underwriting Agreement)

Very truly yours,

BB SECURITIES LIMITED

By:	/s/ Eduardo C. do Nascimento
Eduardo C. do Nascimento
Managing Director

Acting on behalf of itself and as Representative of the several Underwriters

The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written.

BRF — BRASIL FOODS S.A.

By:	/s/ José Antonio do Prado Fay
José Antonio do Prado Fay
Chief Executive Officer

By:	/s/ Leopoldo Viriato Saboya
Leopoldo Viriato Saboya
Chief Financial Officer

The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written.

SADIA S.A.

By:	/s/ José Luís Magalhães Salazar
José Luís Magalhães Salazar
Director

SCHEDULE A

Underwriter	Number of Offered ADSs to be Purchased
UBS Securities LLC	3,315,254
J.P. Morgan Securities Inc.	1,420,823
Santander Investment Securities Inc.	1,420,823
BB Securities Limited	—
Raymond James & Associates, Inc.	—

Total	6,156,900

SCHEDULE B

General Use Issuer Free Writing Prospectus
None

SCHEDULE C

List of Significant Subsidiaries of the Company
Crossban Holdings GMBH.
Perdigão International Ltd.
Perdix International Foods Comércio Internacional Lda.

List of Significant Subsidiaries of Sadia
Sadia International Ltd.
Big Foods Indústria de Produtos Alimentícios
Baumhardt Comercio e Participações Ltda.
Sadia Industrial Ltda.
Rezende Marketing e Comunicações Ltda.
Sadia Overseas Ltd.
Sadia G.m.b.H.

ANNEX A

BRF — BRASIL FOODS S.A.

760 Av. Escola Politécnica

Jaguaré, 05350-901

São Paulo, SP

Brazil

UBS SECURITIES LLC,
as Representative of the Several Underwriters,
299 Park Avenue
New York, New York 10171-0026

BB SECURITIES LIMITED,
as Placement Agent
16 Saint Martin’s Le Grand, 7th floor
London, England EC1A4NA

J.P. MORGAN SECURITIES INC.
as Representative of the Several Underwriters,
277 Park Avenue
New York, New York 10172

SANTANDER INVESTMENT SECURITIES INC.
as Representative of the Several Underwriters,
45 East 53rd Street
New York, New York 10022

Dear Sirs:

As an inducement to the Underwriters to execute the International Underwriting Agreement, pursuant to which an offering will be made for Common Shares and American Depositary Shares (the “Securities”) of BRF — Brasil Foods S.A. and any successor (by merger or otherwise) thereto (the “Company”), the undersigned hereby agrees that during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, grant an option to sell, pledge or otherwise dispose of, directly or indirectly, any Securities or securities convertible into or exchangeable or exercisable for any Securities, or warrants or other rights to purchase any Securities, or enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of UBS Securities LLC, BB Securities Limited, J.P. Morgan Securities Inc. and Santander Investment Securities Inc.

The Lock-Up Period will commence on the date of this Lock-Up Agreement and continue and include the date 90 days after the date of the final prospectus used to sell the Securities (the “Public Offering Date); provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless UBS Securities LLC, BB Securities Limited, J.P. Morgan Securities Inc. and Santander Investment Securities Inc. waive, in writing, such extension.  The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-Up Period will be delivered by the UBS Securities LLC, BB Securities Limited, J.P. Morgan Securities Inc. and Santander Investment Securities Inc. to the Company (in accordance with Section 11 of the Underwriting Agreement) and that any such notice properly delivered will be deemed to have given to, and received by, the undersigned.

Notwithstanding the foregoing, the following transfers shall be permitted (collectively, “Permitted Transfers”): (1) a transfer by the undersigned to any of its affiliates or shareholders; (2) a transfer among the affiliates or shareholders of the undersigned; (3) a transfer by the undersigned of one of the undersigned’s Securities to an individual solely for the purpose of making him/her eligible to become a director of the Company; and (4) if the undersigned is a director of the Company and is being removed or is leaving office, a transfer by the undersigned of one of the undersigned’s Securities to the Company’s shareholder which appointed the undersigned as Company’s director.  Prior to the occurrence of a Permitted Transfer, the relevant transferor shall (1) inform, in writing, the UBS Securities LLC, BB Securities Limited, J.P. Morgan Securities Inc. and Santander Investment Securities Inc. of the occurrence of such Permitted Transfer and (2) cause the relevant transferee to agree to formally adhere in writing to this Agreement.  In addition, a transfer of Securities to a family member or trust, or a transfer not involving a disposition for value, may be made, provided the transferee agrees to be bound in writing by the terms of this Agreement prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under the Brazilian securities laws shall be required or shall be voluntarily made in connection with such transfer.  The Company shall cause the registrar for its Common Shares (i) to make the necessary adjustments in its records upon the occurrence of a Permitted Transfer, so that the restrictions described herein continue in full force and effect; and (ii) to refrain from recording any transfer that is not a Permitted Transfer.

Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement.  Any Securities acquired by the undersigned in the open market will not be subject to this Agreement.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of Securities if such transfer would constitute a violation or breach of this Agreement.

This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.  This Agreement shall lapse and become null and void if the Closing Date shall not have occurred on or before September 30, 2009. If for any reason the Underwriting Agreement or the Brazilian Underwriting Agreement is terminated prior to the Closing Date, this Agreement shall be terminated without any further action by the Company or the undersigned, and the undersigned shall be released from any obligation hereunder. This Agreement shall be for the benefit of the Underwriters and the Company.

This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours,

[Name of officer or director]

EXHIBIT A

FORM OF OPINION AND NEGATIVE ASSURANCE LETTER

OF SIMPSON THACHER & BARTLETT LLP

1.             The International Underwriting Agreement has been duly executed and delivered by the Company in accordance with the law of the State of New York.

2.             The Deposit Agreement has been duly executed and delivered by the Company in accordance with the law of the State of New York and, assuming that the Deposit Agreement is the valid and legally binding obligation of the Depositary, constitutes a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms.

3.             The issue and sale of the Offered Shares by the Company, the sale of the Offered ADSs by the Company, the execution, delivery and performance by the Company of the International Underwriting Agreement and the Brazilian Underwriting Agreement, and the performance by the Company of the Deposit Agreement will not breach or result in a default under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company is party or by which it is bound governed by the law of the State of New York and filed or incorporated by reference as an exhibit to the Registration Statement, nor will such action violate any U.S. federal or New York state statute or any rule or regulation that has been issued pursuant to any U.S. federal or New York state statute or any order known to us issued pursuant to any U.S. federal or New York state statute by any U.S. federal or New York state court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties.

4.             No consent, approval, authorization, order, filing, registration or qualification of or with any U.S. federal or New York state governmental agency or body or, to our knowledge, any U.S. federal or New York state court is required for the issue and sale of the Offered Shares by the Company, the sale of the Offered ADSs by the Company and the compliance by the Company with all of the provisions of the International Underwriting Agreement and the Brazilian Underwriting Agreement, except for the registration under the Securities Act of the Offered ADSs and the portion of the Offered Shares sold to purchasers in the United States and elsewhere outside Brazil, the registration of the Offered Shares under the U.S. Securities Exchange Act of 1934, as amended, and such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Offered ADSs by the Underwriters and the sale of a portion of the Offered Shares to purchasers in the United States.

5.             The Registration Statement became effective under the Securities Act on July 10, 2009 and the F-6 Registration Statement became effective under the Securities Act on July 6, 2009; the Prospectus was filed on July [    ], 2009 pursuant to Rule 424(b) of the rules and regulations of the Commission under the Securities Act; and, to our knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued or proceeding for that purpose has been instituted or threatened by the Commission.

6.             Assuming due authorization, execution, issuance and delivery by the Depositary of ADRs evidencing Offered ADSs against the deposit of Common Shares in accordance with the provisions of the Deposit Agreement and payment therefor in accordance with the International Underwriting Agreement, such ADRs will be duly and validly issued, and persons in whose names such ADRs are registered will be entitled to the benefits specified therein and in the Deposit Agreement.

7.             Assuming the validity of such action under the laws of Brazil, under the law of the State of New York relating to the submission to jurisdiction, the Company (a) has, pursuant to Section 17 of the International Underwriting Agreement, validly submitted to the jurisdiction of any U.S. federal and New York state courts in the Borough of Manhattan, The City of New York in any suit or proceeding arising out of or relating to the International Underwriting Agreement, (b) has, to the extent permitted by applicable law, validly waived any objection to the venue of a proceeding in any such court and (c) has validly appointed the authorized agent named in Section 17 of the International Underwriting Agreement for the purposes described therein.

8.             To our knowledge, there are no U.S. federal or New York state statutes or pending or threatened legal or governmental proceedings before any U.S. federal or New York state court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties which are required to be described in the Preliminary Prospectus or the Prospectus but are not described in all material respects as required, or any contracts or documents governed by U.S. federal or New York state law of a character required to be described in the Registration Statement or Preliminary Prospectus or the Prospectus or to be filed as exhibits to the Registration Statement or incorporated by reference therein that are not described in all material respects or filed or incorporated by reference as required.

9.             The Company is not, and after giving effect to the use of the proceeds of the offering of the Offered ADSs and the Offered Shares solely in the manner set forth in the Preliminary Prospectus or the Prospectus under the caption “Use of proceeds” will not be, an “investment company” within the meaning of and subject to regulation under the U.S. Investment Company Act of 1940, as amended.

10.           The statements made in the Preliminary Prospectus or the Prospectus under the caption “Description of American Depositary Shares”, insofar as they purport to constitute summaries of certain terms of the Offered ADSs and the Deposit Agreement, constitute accurate summaries of such terms of the Offered ADSs and the Deposit Agreement in all material respects.

11.           The statements made in the Preliminary Prospectus or the Prospectus under the caption “Taxation—U.S. Federal Income Tax Considerations”, insofar as they purport to constitute summaries of matters of U.S. federal tax law and regulations or legal conclusions with respect thereto, constitute accurate summaries of the matters described therein in all material respects.

In addition, such counsel shall state that, based upon such counsel’s review of the Registration Statement, the Preliminary Prospectus, the Prospectus and the documents incorporated by reference therein (the “Exchange Act Documents”), such counsel’s participation in certain conferences, such counsel’s review of certain corporate and other records and documents, as well as such counsel’s understanding of the U.S. federal securities laws and the experience such counsel has gained in such counsel’s practice thereunder: (i) such counsel advises the Underwriters that each of the Registration Statement, as of the date it first became effective under the Securities Act, and the Prospectus, as of July 21, 2009 appeared, on its face, to be appropriately responsive, in all material respects, to the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder, except that in each case such counsel need express no view with respect to the financial statements or other financial data contained in, incorporated or deemed incorporated by reference in, or omitted from the Registration Statement, the Prospectus or the Exchange Act Documents; and (ii) nothing has come to such counsel’s attention that causes it to believe that (a) the Registration Statement (including the Exchange Act Documents and the Prospectus deemed to be a part thereof), as of July 21, 2009, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, (b) the Preliminary Prospectus (including the Exchange Act Documents incorporated or deemed incorporated by reference therein), together with the price to the public and the allocation of Offered Shares and Offered ADSs between the international offering in the United States and other countries outside Brazil and the offering in Brazil set forth on the cover page of the Prospectus, and the underwriting commitments of the underwriters under the International Underwriting Agreement set forth under “Underwriting” in the Prospectus, as of the time of the pricing of the offering of the Offered ADSs and the Offered Shares on July 21, 2009 contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (c) the Prospectus (including the Exchange Act Documents incorporated or deemed incorporated by reference therein), as of July 21, 2009 or as of the Closing Date, contained or contains any untrue statement of a material fact or omitted or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that such counsel need express no belief in any of clauses (a), (b) and (c) above with respect to the financial statements or other financial data contained in, incorporated or deemed incorporated by reference in, or omitted from the Registration Statement, the Preliminary Prospectus, the Prospectus or the Exchange Act Documents.

EXHIBIT B

FORM OF OPINION AND NEGATIVE ASSURANCE LETTER

OF MACHADO, MEYER, SENDACZ AND OPICE

1.             The Company has been duly incorporated and is validly existing under the laws of Brazil, and each of the Company and Sadia have full corporate power and authority to own, lease and operate their respective properties and conduct their respective businesses as described in the General Disclosure Package, the Final Brazilian Prospectus and in the Final Prospectus.

2.             The Company has corporate power and authority to execute and deliver the Brazilian Underwriting Agreement and the International Underwriting Agreement and to issue, sell and deliver the Shares and ADSs as contemplated therein.

3.             Each of the Brazilian Underwriting Agreement and the International Underwriting Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company.

4.             The Shares (including the Shares underlying the ADSs) have been duly authorized and when issued, paid for and delivered in accordance with the Brazilian Underwriting Agreement and the International Underwriting Agreement, will be validly issued, fully paid and non-assessable.

5.             The Company has an authorized and outstanding capitalization as set forth in the General Disclosure Package, the Final Brazilian Prospectus and the Final Prospectus.

6.             The capital stock of the Company, including the Shares, conforms to the description thereof contained in the General Disclosure Package, Final Brazilian Prospectus and the Final Prospectus. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and non-assessable and, to the best of our knowledge after due inquiry, the Company did not grant contractual preemptive rights, resale rights or any other rights of acquisition of any shares of the capital stock of the Company and similar rights. The holders of the Shares will not be subject to personal liability by reason of being such holders.

7.             Each of the Company, Sadia and their respective subsidiaries (as defined in the International Underwriting Agreement and the Brazilian Underwriting Agreement) is duly qualified to do business in each jurisdiction in which the ownership or lease of property or the conduct of its respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which it is engaged, except where the failure to be so qualified or have such power or authority would not, individually or in the aggregate, have a material adverse effect on the Company.

8.             Except as described in the General Disclosure Package, Final Brazilian Prospectus and the Final Prospectus, no approval, authorization, consent or order of or filing with any national, state or local governmental or regulatory commission, board, body, authority or agency in Brazil is required in connection with the transactions contemplated in the Brazilian Underwriting Agreement or the International Underwriting Agreement, except for (i) registration of the Offering with the Brazilian Securities and Exchange Commission (“CVM”) and with the United States Securities and Exchange Commission (“SEC”), which have been duly obtained; (ii) authorization for trading of the Shares on BM&F BOVESPA and authorization for trading of the ADS on the New York Stock Exchange (“NYSE”), which have been duly obtained, and (iii) approvals from the CVM and the BM&F BOVESPA of the Stabilization Agreement, which have been duly obtained.

9.             To the best of our knowledge after due inquiry, there are no actions, suits, claims, investigations or proceedings pending to which the Company is a party or to which any of their respective properties is subject, before or by any federal, state or local governmental or regulatory commission, board, body, authority or agency of Brazil which are required to be described in the General Disclosure Package, Final Brazilian Prospectus and the Final Prospectus but are not so described.

10.           The statements in the Prospectuses under the headings “Fatores de Risco - Riscos relacionados ao Nosso Negócio e Setor Econômico”, Fatores de Risco - Riscos relacionados à Associação”, “Fatores de Risco - Riscos relacionados às Nossas Ações Ordinárias”, “Visão Geral do Setor”, “Descrição dos nossos Negócios”, “Administração”, “Descrição do Capital Social”, “Dividendos e Política de Dividendos” and “Principais Acionistas” and in or incorporated by reference in the General Disclosure Package and the Final Prospectus for the Company or Sadia, as the case may be under the headings “Risk Factors - Risks Relating to Our Business and Industry”, “Risk Factors - Risks Relating to the Proposed Sadia Transaction, “Risk Factors - Risks Relating to Our Common Shares and the ADSs”, “Service of Process and Enforcement of Judgments”, “Exchange Rates”, “Our Industry”, “Business”, “Management”, “Principal Shareholders”, “Description of Share Capital”, “Description of American Depositary Shares”, “Dividends and Dividend Policy” and “Taxation”, to the extent that they constitute matters of Brazilian law, have been reviewed by us and fairly present the information disclosed therein in all material respects; there are no statutes, regulations or contracts and other documents that are required to be filed as exhibits to the General Disclosure Package, the Final

Brazilian Prospectus and the Final Prospectus and that have not been so filed or described.

11.           The Company took all action required to be taken for the due and proper authorization, execution and delivery of the Brazilian Underwriting Agreement and of the International Underwriting Agreement and the consummation by the Company of the transactions contemplated thereby have been duly and validly taken, the issuance and sale of the Shares, including in the form of ADS, by the Company and the consummation by the Company of the transactions contemplated in the Brazilian Underwriting Agreement and International Underwriting Agreement do not and will not conflict with, result in any breach or violation of, or constitute a default under (nor constitute any event which with notice, lapse of time or both would result in any breach of or constitute a default under) the Company’s By-Laws, or any indenture, mortgage, deed of trust, bank loan or credit agreement or other evidence of indebtedness, or any license, lease, contract or other agreement or instrument to which the Company is a party or by which any of them or any of its properties is bound, or any federal, state or local law, regulation or rule or any decree, judgment or order applicable to the Company.

12.           The Brazilian Underwriting Agreement and the International Underwriting Agreement are enforceable against the Company in Brazil in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by equitable principles and to limitations on the enforceability of indemnification or contribution provisions that may result from consideration of public policy, and will in any event be subject to proper notarization and legalization with the Brazilian consulate in New York, New York (or registration with the appropriate Registry of Titles and Deeds in Brazil) and translation into Portuguese by a sworn translator.

13.           To the best of our knowledge after due inquiry and except as otherwise disclosed in the General Disclosure Package, the Final Brazilian Prospectus and the Final Prospectus, each of the Company, Sadia and their respective subsidiaries owns, possesses or has obtained all licenses, permits, certificates, consents, orders, approvals and other authorizations from, and has made all declarations and filings with, all governmental authorities (including foreign regulatory agencies), all self-regulatory organizations and all courts and other tribunals, domestic or foreign, necessary to own or lease, as the case may be, and to operate its properties and to carry on its business as conducted as of the date hereof, and neither the Company, Sadia nor any such subsidiary has received any actual notice of any proceeding relating to revocation or modification of any such license, permit, certificate, consent, order, approval or other authorization; and each of the Company, Sadia and their respective subsidiaries is in compliance with all laws and regulations relating to the conduct of its business as conducted as of the date of the General Disclosure Package, the Final Brazilian Prospectus and the Final Prospectus.

14.           Except as disclosed in the General Disclosure Package, Final Brazilian Prospectus and the Final Prospectus and to the best of our knowledge after due inquiry, each of the Company and Sadia is not in violation of its charter or by-laws or similar organizational documents and is not in breach or violation of or in default under (nor has any event occurred which with notice, lapse of time, or both would result in any breach of, or constitute a default under) any material indenture, mortgage, deed of trust, bank loan or credit agreement or other evidence of indebtedness, or any license, lease, contract or other agreement or instrument to which the Company or Sadia, as the case may be, is a party or any of its properties may be bound or affected, or any federal, state or local law, regulation or rule or any decree, judgment or order applicable to the Company, Sadia or their respective properties, except for any breach or violation of or default under any federal, state or local law, regulation or rule or any decree which could not cause a material adverse effect on the Company.

15.           To the best of our knowledge after due inquiry, there are no material off-balance sheet transactions, contracts, licenses, agreements, leases or documents that have not been described in the General Disclosure Package, the Final Brazilian Prospectus and the Final Prospectus.

16.           No person has the right, pursuant to the terms of any contract, agreement or other instrument described in or filed as an exhibit to the General Disclosure Package, the Final Brazilian Prospectus and the Final Prospectus or, otherwise known to the best of our knowledge after due inquiry, to cause the Company to include any shares of its capital stock, including the Shares and the ADSs, or of any other capital stock or other equity interest of the Company in the Offering or any other public offering of securities, whether as a result of the filing of the Final Brazilian Prospectus and the Final Prospectus, registration of the Offering with CVM and the SEC, or the actual sale of the Shares and ADSs as contemplated thereby or otherwise.

17.           No stamp, issue, registration, documentary or other similar taxes and duties, including interest and penalties, are payable in Brazil on or in connection with the issuance and sale of the Shares and ADSs by the Company or the execution and delivery of the International Underwriting Agreement, except for income tax, social contributions on profits, PIS, COFINS, ISS, IOF and CIDE, as applicable, and administrative and self-regulatory fees (taxa de fiscalização) and a registration fee payable by the Company to the CVM and (ii) a registration fee payable by the Company to the National Association of Investment Banks (Associação Nacional de Bancos de Investimento — ANBID).

18.           The Company and its obligations under the Brazilian Underwriting Agreement and the International Underwriting Agreement are subject to civil law and to suit in Brazil and neither the Company nor its properties, assets or revenues has any right of immunity, on any grounds, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of judgment, in Brazil, with respect to their respective obligations, liabilities or any other matter under or arising out of or in connection with the Brazilian Underwriting Agreement and the International Underwriting Agreement; and, to the extent that the Company and its properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in Brazil in which proceedings may at any time be commenced, the Company has effectively waived or agreed to waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 18 of the International Underwriting Agreement.

19.           The International Underwriting Agreement, upon the due execution and delivery thereof, will be in proper legal form under the laws of Brazil for the enforcement thereof in Brazil against the Company and it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of the International Underwriting Agreement in Brazil or any political subdivision thereof that it be filed or recorded or enrolled with any court or authority in Brazil or any political subdivision thereof or that any stamp, registration or similar tax be paid in Brazil or any political subdivision thereof; except that, in order to enforce the International Underwriting Agreement against the Company in Brazil, it must first be (i) notarized by a local notary and the signature of such notary authenticated by the Brazilian consulate having jurisdiction over the place of execution (or the International Underwriting Agreement should be registered with the appropriate Registry of Titles and Deeds in Brazil); and (ii) translated into Portuguese by a sworn translator (and all Brazilian court proceedings would be based on such translation).  In addition, pursuant to Article 835 of Brazilian Code of Civil Procedure, a Brazilian or a foreign plaintiff who resides abroad or is abroad during the course of a legal proceeding must give a pledge to cover legal fees and court expenses of the defendant, if the plaintiff does not own real estate in Brazil to assure payment thereof, except in case of execution of actions or counterclaims as established under Article 836 of the Brazilian Code of Civil Procedure.

20.           The choice of the laws of the State of New York as the governing law of the International Underwriting Agreement is a valid choice of law under the laws of Brazil and courts of Brazil should honor this choice of law.  The Company has the power to submit, and pursuant to the International Underwriting Agreement has legally, validly, effectively and irrevocably submitted, to the jurisdiction of any federal or state court in the State of New York, County of New York, has the power to waive and pursuant to the International Underwriting Agreement has legally, validly, effectively and irrevocably waived any objection to the venue of a proceeding in any federal or state court in the State of New York, County of New York and has the power to designate, appoint and empower and pursuant to the International Underwriting Agreement has legally, validly, effectively and irrevocably designated, appointed and empowered an agent for service of process in any suit or proceeding based on or arising under the International Agreement in any federal or state court in the State of New York, County of New York as provided in Section 17 of the International Underwriting Agreement.

21.           All dividends and other distributions declared and payable on the Shares may under the current laws and regulations of Brazil be paid to the Depositary in Brazilian currency that may be converted into foreign currency that currently may be freely transferred out of Brazil and no such dividend or other distributions will be subject to withholding or other taxes under the current laws and regulations of Brazil other than as set forth in the General Disclosure Package, the Final Brazilian Prospectus and the Final Prospectus; and the payment of such dividends and other distributions do not currently require obtaining any governmental authorization.

22.           The Shares of the Company have been duly listed and admitted for trading on the BM&F BOVESPA and the Company has been registered as publicly held corporation with the CVM.

In addition, such counsel shall state that, in connection with, and under the circumstances applicable to, the offering of the Offered ADSs and the Offered Shares, such counsel has participated in discussions with representatives of the Company, the Company’s independent accountants and its United States counsel and with representatives of the Underwriters and their United States and Brazilian counsel, in which the contents of the Registration Statement, the General Disclosure Package, the Final Prospectus and the Brazilian Prospectuses (as defined in such opinion) and related matters were discussed and such counsel has also reviewed certain records and documents furnished to such counsel by the Company; certain of such records and documents were governed by laws other than Brazilian law, and, accordingly, such counsel necessarily relied upon directors, officers, internal counsel and employees of the Company, U.S. counsel to the Company and other persons in evaluating such records and documents; and on the basis of the information that such counsel has obtained in the performance of the activities referred to above, as well as its understanding of the Brazilian securities laws and the experience such counsel has gained in its practice thereunder, such counsel confirms that nothing has come to its attention that has caused it to believe that the Registration Statement, the General Disclosure Package, the Final Prospectus or the Brazilian Prospectuses, as of the date thereof or hereof, contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that, in each case, such counsel need express no belief with respect to the financial statements and schedules or other financial data included therein or omitted from the Registration Statement, the General Disclosure Package, the Final Prospectus and the Brazilian Prospectuses, as to which such counsel need express no view.

EXHIBIT C

FORM OF OPINION OF CRAVATH, SWAINE & MOORE LLP

1.             Assuming the International Underwriting Agreement has been duly authorized, executed and delivered by Sadia under the laws of Brazil, the International Underwriting Agreement has been duly executed and delivered by Sadia.

2.             No authorization, approval or other action by, and no notice to, consent of, order of, or filing with, any United States Federal or New York governmental authority or regulatory body is required for the execution and delivery by Sadia of the International Underwriting Agreement or the consummation of the transactions contemplated therein.

3.             None of the execution and delivery of the International Underwriting Agreement, the consummation of the transactions contemplated by the International Underwriting Agreement or the performance of the terms of the International Underwriting Agreement by Sadia will contravene any law, rule or regulation of the United States of America or the State of New York.

4.             Assuming the validity of such actions under the laws of Brazil, under the laws of the State of New York, Sadia has (i) pursuant to Section 17 of the International Underwriting Agreement, to the extent and for the matters set forth therein, validly submitted to the exclusive jurisdiction of the U.S. federal and New York state courts in the Borough of Manhattan, in The City of New York in any suit or proceeding  arising out of or relating to the International Underwriting Agreement or the transactions contemplated thereby and (ii) validly and irrevocably appointed CT Corporation System, 111 Eight Avenue, New York, NY 10011, as its authorized agent in the Borough of Manhattan in The City of new York for the purposes described in Section 17 of the International Underwriting Agreement; and service of process effected in the manner set forth in Section 17 of the International Underwriting Agreement will be effective, under the laws of the State of New York, to confer valid personal jurisdiction over Sadia in any such proceeding.

EXHIBIT D

FORM OF OPINION OF BARBOSA, MÜSSNICH & ARAGÃO

1.             The Company is duly organized, validly existing as a corporation (sociedade por ações) and in good standing under the laws of Brazil (to the extent such concept is applicable under Brazilian law).

2.             Each of the International Underwriting Agreement and the Brazilian Underwriting Agreement has been duly authorized, executed and delivered by the Company. Assuming due authorization, execution and delivery by the parties thereto other than the Company and, assuming further the legality and validity of the International Underwriting Agreement under New York state law, each of the International Underwriting Agreement and the Brazilian Underwriting Agreement constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms.

3.             The Company has full corporate power and authority to enter into and perform its obligations under each of the International Underwriting Agreement and the Brazilian Underwriting Agreement.

4.             The execution and delivery of each of the International Underwriting Agreement and the Brazilian Underwriting Agreement by the Company and the consummation by the Company of the transactions contemplated therein do not and will not result in any violation of the provisions of the Company’s By-Laws and do not and will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of their respective property or assets under any existing applicable law, rule or regulation of Brazil.

8.             The Company is subject to civil and commercial law in respect of its obligations under each of the International Underwriting Agreement and the Brazilian Underwriting Agreement and neither the Company nor any of its Brazilian subsidiaries nor any of their respective properties, assets or revenues is subject to any right of immunity under Brazilian law from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Brazilian court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court with respect to its obligations, liabilities or any other matter under or arising out of or otherwise in connection herewith.

9.             The Company has the power to submit, and pursuant to the International Underwriting Agreement has legally, validly, effectively and irrevocably submitted, to the exclusive jurisdiction of any New York Court, and has the power to designate, and has appointed and empowered, an agent for service of process in any suit or proceeding based on or arising under the International Underwriting Agreement in any New York Court.

10.           The Brazilian Underwriting Agreement is in proper legal form under the laws of Brazil for the enforcement in Brazil against the Company in the courts of Brazil. It is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of the Brazilian Underwriting Agreement in Brazil or any political subdivision thereof that it be filed or recorded or enrolled with any court or other authority in Brazil or any political subdivision thereof or that any stamp, registration or similar tax be paid in Brazil or any political subdivision thereof on or in respect of the Brazilian Underwriting Agreement, other than court costs, including, without limitation, filing fees.